AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 4, 2002

================================================================================


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of November 2002

                                 ANTENNA TV S.A.
                 (Translation of registrant's name into English)

                             KIFISSIAS AVENUE 10-12
                                 MAROUSSI 151 25
                                 ATHENS, GREECE
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                 Form 20-F    X          Form 40-F
                           -------                  -------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes                No     X
                          -------          -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

================================================================================

                                                                            PAGE
                                                                            ----

PART I      FINANCIAL INFORMATION..............................................5

   ITEM 1.  UNAUDITED FINANCIAL STATEMENTS.....................................5

            Consolidated Statements of Operations for the three
            months ended September 30, 2001 and 2002 and for the
            nine months ended September 30, 2001 and 2002......................5

            Consolidated Balance Sheets as of December 31, 2001
            and September 30, 2002...........................................2,3

            Consolidated Statement of Shareholders' Equity for the
            nine months ended September 30, 2002...............................4

            Consolidated Statements of Cash Flows for the nine
            months ended September 30, 2001 and 2002...........................9

            Notes to the Consolidated Financial Statements.....................6

   ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
            CONDITION AND RESULTS OF OPERATIONS...............................23

   ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK........34

PART II     OTHER INFORMATION.................................................36

   ITEM 4.  OTHER INFORMATION.................................................36

         This report (the "Quarterly Report") sets forth certain information regarding the financial condition and results of operations of Antenna TV S.A., a Greek SOCIETE ANONYME (the "Company"), for the fiscal quarter ended September 30, 2002.

         The unaudited financial statements included in this Quarterly Report, in the opinion of management, reflect all necessary adjustments (which include only normal recurring adjustments) necessary for a fair presentation of the financial position, the results of operations and cash flows for the periods presented. The unaudited financial information included in this Quarterly Report has been prepared in accordance with U.S. generally accepted accounting principles.

         For a description of the Company's accounting policies, see Notes to Financial Statements in the Company's Annual Report on Form 20-F for the year ended December 31, 2001.

PART I   FINANCIAL INFORMATION

ITEM 1.  UNAUDITED FINANCIAL STATEMENTS

                                 ANTENNA TV S.A.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2001 AND 2002
            AND FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2002
          (IN THOUSANDS OF EURO AND US DOLLARS, EXCEPT PER SHARE DATA)

                                                           UNAUDITED THREE MONTHS
                                                                   ENDED                UNAUDITED NINE MONTHS ENDED
                                                               SEPTEMBER 30,                    SEPTEMBER 30,
                                                          ------------------------      ---------------------------
                                               NOTES      2001       2002      2002       2001       2002      2002
                                               -----      ----       ----      ----       ----       ----      ----
                                                         (EURO)     (EURO)     ($)       (EURO)     (EURO)      ($)
Advertising revenue....................                  15,443      16,095   15,900      82,026    82,827    81,825
Related party revenue..................           2         866       1,032    1,019       2,535     3,269     3,229
Publication revenue....................                   3,422       4,734    4,677      14,805    13,110    12,951
Other revenue..........................                   4,442       3,993    3,945      11,501    14,178    14,007
                                                        -------     -------  -------      ------   -------   -------
Total net revenue......................          11      24,173      25,854   25,541     110,867   113,384   112,012


Cost of sales..........................                  14,825      12,333   12,184      43,195    47,653    47,076
Selling, general and administrative
   expenses............................                   7,569       6,685    6,604      19,733    20,530    20,281
Amortization of programming costs......           3      10,491      11,835   11,691      30,234    34,152    33,740
Depreciation and amortization..........          11       2,920       2,343    2,315       6,872     6,459     6,381
                                                        -------     -------  -------      ------   -------   -------
Operating (loss) income ...............          11     (11,632)     (7,342)  (7,253)     10,833     4,590     4,534

Interest expense, net..................         7,8      (5,950)     (5,703)  (5,634)    (12,768)  (16,984)  (16,778)
Foreign exchange gains (losses), net...           9       4,634         490      484      (4,372)    5,465     5,399
Other (expense) income, net............          10        (104)     (3,653)  (3,609)       (311)   (4,544)   (4,489)

Minority interest in (income) loss of
   consolidated entities...............                   1,041         (15)     (14)        955       724       716
                                                        -------     -------  -------      ------   -------   -------
(Loss) Earnings before income taxes....                 (12,011)    (16,223) (16,026)     (5,663)  (10,749)  (10,618)
(Benefit) Provision for income taxes...           6      (4,262)     (5,567)  (5,499)     (1,506)   (2,449)   (2,419)
                                                        -------     -------  -------      ------   -------   -------
(Loss) Earnings before change in
   accounting principle................                  (7,749)    (10,656) (10,527)     (4,157)   (8,300)   (8,199)

Cumulative effect of a change in
   accounting principle (net of income
   tax of  (euro)347 and (euro)117)....           1          --          --       --        (578)     (953)     (942)

Net (loss) income......................                  (7,749)    (10,656) (10,527)     (4,735)   (9,253)   (9,141)
                                                        =======     =======  =======      ======   =======   =======

Basic and diluted (loss) earnings per
   share before cumulative effect of
   the change in accounting principle..                    (0.4)       (0.5)    (0.5)       (0.2)     (0.4)     (0.4)
                                                        =======     =======  =======      ======   =======   =======

Basic and diluted (loss) per share of
   the change in accounting principle..                      --          --       --          --        --        --
                                                        =======     =======  =======      ======   =======   =======

Basic and diluted (loss) earnings per
   share...............................                    (0.4)       (0.5)    (0.5)       (0.2)     (0.4)     (0.4)
                                                        =======     =======  =======      ======   =======   =======

     Exchange rate for the convenience translation of the September 30, 2002 balances is (euro)1.00 to $0.9879. The balances as of September 30, 2001 are restated from GRD into euros at (euro) 1.00 to GRD 340.75.

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                                 ANTENNA TV S.A.

                           CONSOLIDATED BALANCE SHEETS


                 AS OF DECEMBER 31, 2001 AND SEPTEMBER 30, 2002

                      (IN THOUSANDS OF EURO AND US DOLLARS)

                                                                                                        UNAUDITED
                                                                         DECEMBER 31,                 SEPTEMBER 30,
                                                                      -------------------          ------------------
                                                         NOTES        2001           2001          2002          2002
                                                         -----        ----           ----          ----          ----
                                                                     (EURO)           ($)         (EURO)          ($)
ASSETS
Current assets:
   Cash and cash equivalents.....................                  104,597         103,331         77,430       76,493
   Marketable equity securities..................           5        8,221           8,122          3,408        3,366
   Restricted cash...............................                       44              43             34          33
   Accounts receivable, less allowance for
      doubtful
      accounts of (euro)5,632 in December 2001 and
      (euro)6,901 in September 2002...................              79,110          78,153         77,164       76,230
   Inventories...................................                    2,171           2,145          2,441        2,411
   Due from related parties......................           2       18,639          18,413         15,483       15,296
   Advances to related parties...................           2        2,888           2,853          4,022        3,973
   Advances to third parties.....................                    9,950           9,830         11,217       11,081
   Deferred tax assets...........................           6        1,720           1,699          4,137        4,087
   Prepaid expenses and other current assets.....                      481             475            670          662
   Income and withholding tax advances...........                    2,068           2,043          1,878        1,856
                                                                   -------         -------        -------      -------
      Total current assets.......................                  229,889         227,107        197,884      195,488
                                                                   -------         -------        -------      -------

   Investments...................................           5       13,535          13,371         13,535       13,371
   Property and equipment, net...................                   24,579          24,281         21,077       20,822
   Broadcast, transmission and printing
      equipment under capital leases, net........                    4,760           4,702          4,296        4,244
   Deferred charges, net.........................           1        7,208           7,121          6,254        6,178
   Programming costs.............................           3       84,219          83,200         86,956       85,906
   Due from related party........................           2       11,256          11,119         10,819       10,688

   Advances to related parties...................           2          153             151            153          151
   Goodwill......................................           1        5,856           5,785          5,120        5,058
   Other amortizable intangible assets, net......           1          702             693            449          444
   Deferred tax assets...........................           6        5,648           5,580         17,899       17,683
   Other assets..................................           4        9,200           9,089          9,229        9,117
                                                                   -------         -------        -------      -------

      Total assets...............................                  397,005         392,199        373,671      369,150
                                                                   =======         =======        =======      =======

     Exchange rate for the convenience translation of the December 31, 2001 and September 30, 2002 balances is (euro) 1.00 to $0.9879.

      The balances as of December 31, 2001 are restated from GRD into euros at (euro) 1.00 to GRD 340.75.

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                                 ANTENNA TV S.A.

                           CONSOLIDATED BALANCE SHEETS
                 AS OF DECEMBER 31, 2001 AND SEPTEMBER 30, 2002
                      (IN THOUSANDS OF EURO AND US DOLLARS)

                                                                                                      UNAUDITED
                                                                         DECEMBER 31,                 SEPTEMBER 30,
                                                                      -------------------          ------------------
                                                         NOTES        2001           2001          2002          2002
                                                         -----        ----           ----          ----          ----
                                                                     (EURO)           ($)         (EURO)          ($)
LIABILITIES & SHAREHOLDERS' EQUITY
Current liabilities:
   Bank overdrafts and short-term borrowings.....                   17,491          17,279         17,151       16,943
   Current portion of obligations under capital
        leases...................................                    1,038           1,025            840          830
   Current portion of long-term debt ............           8          508             502            504          499
   Trade accounts, notes and cheques payable.....                   26,124          25,808         29,141       28,788
   Program license payable.......................                   13,141          12,982          7,357        7,268
   Customer advances.............................                      781             771          1,745        1,724
   Payable to related parties....................           2            5               5             13           13
   Accrued interest..............................                   11,209          11,073          4,855        4,796
   Accrued expenses and other current liabilities                   15,040          14,858         12,522       12,371
   Income taxes payable..........................           6        1,938           1,915         10,246       10,122
   Deferred tax liability........................           6        2,525           2,494          3,712        3,667
                                                                   -------         -------        -------      -------
      Total current liabilities..................                   89,800          88,712         88,086       87,021
                                                                   -------         -------        -------      -------
Long-term liabilities:
   Senior notes..................................           7      235,706         232,854        224,719      222,000
   Long-term debt................................           8          587             580             98           97
   Long-term obligations under capital leases....                    2,688           2,655          2,312        2,284
   Payable to related parties....................           2          396             391            398          393
   Employee retirement benefits..................                    1,517           1,499          1,706        1,685
   Long-term provisions..........................                      488             482            481          475
                                                                   -------         -------        -------      -------
      Total liabilities..........................                  331,182         327,173        317,800      313,955
                                                                   -------         -------        -------      -------
Minority interests...............................                      737             728             38           37
                                                                   -------         -------        -------      -------
   Shareholders' equity:
   Share capital.................................                    5,825           5,755          5,825        5,755
   Additional paid-in capital....................                   84,270          83,250         84,270       83,250
   Accumulated (deficit).........................                  (25,010)        (24,708)       (34,263)     (33,848)
   Accumulated other comprehensive income........                        1               1              1            1
                                                                   -------         -------        -------      -------

      Total shareholders' equity.................                   65,086          64,298         55,833      55,158
                                                                   -------         -------        -------      -------
      Total liabilities and shareholders' equity.                  397,005         392,199        373,671      369,150
                                                                   =======         =======        =======      =======

     Exchange rate for the convenience translation of the December 31, 2001 and September 30, 2002 balances is (euro) 1.00 to $0.9879.

      The balances as of December 31, 2001 are restated from GRD into euros at (euro) 1.00 to GRD 340.75.

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                                 ANTENNA TV S.A.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002
                             (IN THOUSANDS OF EURO)

                                                              ACCUMULATED (DEFICIT)
                           ------------------------------------------------------------------------------------------
                                                  LEGAL,
                                                 TAX FREE                            ACCUMULATED
                                     ADDITIONAL     AND                                 OTHER                  COMPRE-
                            SHARE     PAID-IN      OTHER     ACCUMULATED             COMPREHENSIVE   GRAND     HENSIVE
                           CAPITAL    CAPITAL    RESERVES     (DEFICIT)     TOTAL       INCOME       TOTAL     (LOSS)
                           -------    -------    --------     ---------     -----       ------       -----     ------
BALANCE
  DECEMBER 31, 2001.       5,825     84,270       9,675       (34,685)     (25,010)            1   65,086         --

Net (loss) for the
  nine months
  (unaudited).......          --         --          --        (9,253)      (9,253)           --   (9,253)    (9,253)
                                                                                                             -------
Total comprehensive
  (loss) (unaudited)          --         --          --            --           --            --       --     (9,253)
                           -----     ------       -----       -------      -------       -------   ------    =======
BALANCE SEPTEMBER
  30, 2002
  (UNAUDITED).......       5,825     84,270       9,675       (43,938)     (34,263)            1   55,833
                           =====     ======       =====       =======      =======       =======   ======


      The balances as of December 31, 2001 are restated from GRD into euros at (euro) 1.00 to GRD 340.75.

               The accompanying notes are an integral part of the
                       consolidated financial statements.

                                 ANTENNA TV S.A.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2002
                      (IN THOUSANDS OF EURO AND US DOLLARS)

                                                              UNAUDITED NINE MONTHS ENDED SEPTEMBER 30,
                                                              -----------------------------------------
                                                               2001              2002              2002
                                                               ----              ----              ----
                                                              (EURO)            (EURO)             ($)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net (loss)....................................              (4,735)           (9,253)           (9,141)

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
   Gain from repurchase of Senior Notes..........                 (68)             (371)             (366)
   Cumulative effect of a change in accounting
        principle................................                 578               953               941
   Deferred income taxes.........................              (1,661)          (13,363)          (13,201)
   Minority interest on acquired entities........                (955)             (724)             (715)
   Amortization of debt issuance expenses........               1,155               995               983
   Write down in marketable equity securities....                  --             4,813             4,755
   Depreciation of property and equipment and
        capital leases and amortization of
        programming costs, goodwill and other
        intangibles..............................              37,106            40,611            40,120
   Provision for employee retirement benefits....                  75               188               186
CHANGE IN CURRENT ASSETS AND LIABILITIES
   (Increase) decrease in accounts and other
        receivable...............................             (13,381)            1,946             1,922
   (Increase) decrease from/due to related parties             (5,205)            2,468             2,438
   (Increase) in programming costs...............             (35,537)          (36,363)          (35,922)
   (Increase) in prepaid and licensed
        programming expenditures.................                (710)             (527)             (521)
   (Decrease) increase in trade accounts, notes
        and cheques payable......................              (7,688)            3,034             2,997
   Increase (decrease) in licensed program
        payable..................................               4,118            (5,784)           (5,714)
   Decrease (increase) in inventories............                 272              (270)             (267)
   Increase in customer advances.................               1,284               965               953
   Increase (decrease) in accrued expenses and
        other liabilities........................                 708            (8,873)           (8,766)
   (Decrease) increase in income taxes payable                   (885)            8,308             8,207
   Other, net....................................              (3,714)           (1,299)           (1,284)
                                                              -------            ------            ------
         Total adjustments.......................             (24,508)           (3,293)           (3,254)
                                                              -------            ------            ------
NET CASH (USED) IN OPERATING ACTIVITIES..........             (29,243)          (12,546)          (12,395)
                                                              -------            ------            ------
CASH FLOWS FROM INVESTING ACTIVITIES
   Acquisition of businesses.....................                 (25)             (226)             (223)
   Purchase of assets under capital leases.......                (836)             (177)             (175)
   Purchase of fixed assets......................              (5,805)           (2,174)           (2,148)
                                                              -------            ------            ------
NET CASH (USED) IN INVESTING ACTIVITIES..........              (6,666)           (2,577)           (2,546)
                                                              -------            ------            ------
CASH FLOW FROM FINANCING ACTIVITIES
   Proceeds from Senior Notes....................             150,000                --                --
   Debt issuance costs...........................              (5,443)              (42)              (41)
   Proceeds from long-term debt..................                 975              (486)             (480)
   Redemption of Senior Notes....................              (9,331)           (2,050)           (2,025)
   (Decrease) in bank overdrafts and short term
        borrowings, net..............................         (15,219)             (340)             (336)
     (Increase) decrease in restricted cash......             (12,788)               11                11
   Increase in lease obligation..................                 836               177               175
   Repayments of capital lease obligations.......                (439)             (752)             (743)
                                                              -------            ------            ------
NET CASH PROVIDED BY (USED IN) FINANCING
     ACTIVITIES..................................             108,591            (3,482)           (3,439)
                                                              -------            ------            ------
EFFECT OF EXCHANGE RATE CHANGES ON CASH..........               3,244            (8,562)           (8,459)
Increase (decrease) in cash......................              75,926           (27,167)          (26,839)
CASH AT BEGINNING OF YEAR........................              24,729           104,597           103,332
                                                              -------            ------            ------
CASH AT END OF PERIOD............................             100,655            77,430            76,493
                                                              =======            ======            ======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
   Cash paid for interest........................               9,185            23,364            23,081
   Cash paid for income taxes....................               1,112             3,837             3,791

     Exchange rate for the convenience translation of the September 30, 2002 balances is (euro) 1.00 to $0.9879.

      The amounts as of September 30, 2001 are restated from GRD into euros at (euro) 1.00 to GRD 340.75

         The accompanying notes are an integral part of the consolidated financial statements.

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         The consolidated financial statements and related notes at September 30, 2002 and for the nine months ended September 30, 2001 and 2002 are unaudited and prepared in conformity with the accounting principles applied in the Company's 2001 Annual Report on Form 20-F for the year ended December 31, 2001. In the opinion of management, such interim financial statements include all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results for such periods. The results of operations for the nine months ended September 30, 2002 are not necessarily indicative of the results to be expected for the full year or any other interim period.

         FOREIGN CURRENCY TRANSLATION

         The accompanying financial statements have been restated from the drachmae to the euro, which, as of January 1, 2002, is the Company's reporting currency. The financial statements have been recast in accordance with EITF D-71 "ACCOUNTING ISSUES RELATING TO THE INTRODUCTION OF THE EUROPEAN ECONOMIC AND MONETARY UNION (EMU)". Prior year balances have been recast using the exchange rate between the euro and the drachmae, as of January 1, 1999, of (euro)1.00 to GRD 340.75. Comparative financial statements depict the same trends as would have been presented if the Company had continued to present the financial statements in drachmae. However, the financial statements for periods prior to January 1, 1999 will not be comparable to the financial statements of other companies that report in euros and that restated amounts from a currency different from the drachmae.

         ACQUISITIONS OF UNRELATED BUSINESSES

YEAR 2001

         In January 2001 the Company acquired a 51% interest in Blues Hall EPE for cash consideration of (euro)18. This acquisition was accounted for using the purchase method and accordingly, the net assets acquired have been recorded at their fair value and the results of their operations included from the date of acquisition. Based on estimates of fair value (euro)920 has been allocated to goodwill.

         In May 2001, the Company commenced its Internet activities/services and became a 99.99% shareholder in newly established company, Antenna Internet S.A., with an initial investment of (euro)59.

         In the third quarter of 2001, the Company became a shareholder (75% interest) in a newly established music recording company Heaven Music S.A., and
(euro)44 was contributed as an initial investment.

         In the third quarter of 2001, the Company became a 100% shareholder in a newly established company, Antenna Pay TV Ltd., which owns 100% of Antenna Gold Ltd. and CYP 5,000 was contributed as an initial investment. The activities of Antenna Pay TV and Antenna Gold have not yet commenced.

         On October 8, 2001, the Company completed its acquisition of a 5% interest in NetMed NV, the pay television platform of MIH Limited in Greece and Cyprus (acquiring 622 Class E shares) for cash consideration of $12.3 million. This investment has been accounted for at cost. The Company has the option to acquire an additional 10% interest within two years from closing at the fair market value.

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)

         In the fourth quarter of 2001, Antenna Internet became a shareholder (80% interest) in VIPS 24, a newly established company, for an initial investment of (euro)47. VIPS 24 provides web design services for artists (mainly for promotional purposes) and derives advertising revenue from banners on web sites.

         PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements of the Company include all of its significant majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

         Investments in which the Company does not own a controlling interest or for which the minority shareholders have significant veto rights over operating decisions (participating rights requiring unanimous shareholder approval for operating decisions such as operating budgets, senior management positions, borrowing and amendments to contractual obligations) are accounted for using the equity method. Under the equity method, only Antenna's investment in and amounts due to and from the equity investee are included in the consolidated balance sheet and only Antenna's share of the investee's earnings is included in the consolidated operating results.

         Investments in companies in which Antenna does not have a controlling interest, or an ownership and voting interest so large as to exert significant influence, are accounted for at market value if the investments are publicly traded. If the investment is not publicly traded then the investment is accounted for at cost.

         Marketable equity securities are classified as "available-for-sale" and are recorded at fair value with unrealized gains and losses, net-of-tax, included in stockholders' equity under other comprehensive income (loss) until the investment is sold, at which time the realized gain or loss is included in income. Dividends and other distributions from both market-value and cost-method investments are included in income when declared.

         The Company continually reviews its investments to determine whether a decline in fair value below the cost basis is other-than-temporary. If the decline in fair value is judged to be other-than-temporary, the cost basis of the security is written down to fair value and the amount of the write-down is included in the consolidated statements of operations.

         DEFERRED CHARGES

         The expenses incurred in connection with the issuance and distribution of the Company's 9% Senior Notes due 2007 issued on August 12, 1997 (the "2007 Notes") (see Note 7), were capitalized and are amortized on a straight-line basis over the term of the 2007 Notes. The expenses incurred in the connection with issuance and distribution of the Company's 9 3/4% Senior Notes due 2008 issued on June 18, 2001 (the "2008 Notes") were capitalized and are being amortized over the term of the 2008 Notes. Amortization for the nine months ended September 30, 2001 and 2002 totaled (euro)1,155 and (euro)995 respectively, and is included in interest expense in the accompanying unaudited consolidated statements of operations for the nine months ended September 30, 2001 and 2002.

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


         COMPREHENSIVE INCOME (LOSS)

         Comprehensive income (loss) is as follows:

                                                                  UNAUDITED THREE MONTHS      UNAUDITED NINE
                                                                         ENDED                 MONTHS ENDED
                                                                      SEPTEMBER 30,           SEPTEMBER 30,
                                                                      -------------           -------------
                                                                   2001           2002       2001        2002
                                                                   ----           ----       ----        ----
Net (loss)                                                         (7,748)      (10,656)    (4,735)      (9,253)
Unrealized (loss) on available for sale equity securities, net     (2,928)           91     (3,270)          --
Currency translation adjustment                                        --            --          1           --
                                                                  -------        -------     ------      ------
Comprehensive (loss)                                              (10,676)       (10,165)    (8,004)     (9,253)
                                                                  =======        =======     ======      ======


         PROGRAMMING COSTS

         During the first quarter of 2001, the Company adopted American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 00-2 "ACCOUNTING BY PRODUCERS ON DISTRIBUTORS OF FILMS". SOP 00-2 established new accounting standards for producers and distributors of films, including changes in revenue recognition and accounting for advertising, development and overhead costs. It requires advertising costs for television productions to be expensed as incurred. It also requires certain indirect overhead costs to be charged directly to expense instead of being capitalized to film costs, and all film costs to be classified on the balance sheet as non current assets. For the quarter ended March 31, 2001 the Company recorded a one-time after-tax charge for the initial adoption of the standard of (euro)578. This charge has been recorded as a cumulative effect of a change in accounting principle in the consolidated statement of operations.

         BUSINESS COMBINATIONS AND GOODWILL AND OTHER INTANGIBLE ASSETS

         On January 1, 2002, the Company adopted FASB Statement No. 141, BUSINESS COMBINATIONS, and Statement No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, as well as all purchase method business combinations completed after June 30, 2001. SFAS No. 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. SFAS No. 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF.

         Upon adoption of SFAS No. 141 and SFAS No. 142, the Company evaluated its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and made any necessary reclassifications required by SFAS No. 141. Upon the adoption of SFAS No. 142, the Company reassessed the useful lives and residual values of all intangible assets acquired in purchase business combinations. In addition, to the extent an intangible asset was identified as having an indefinite useful life, the Company tested the intangible asset for impairment in accordance with the provisions of SFAS No. 142 during the first quarter 2002.

         In connection with the transitional goodwill impairment evaluation, SFAS No. 142 required the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


date of adoption. To accomplish this, the Company identified its reporting units and determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. To the extent a reporting unit's carrying amount exceeded its fair value, an indication existed that the reporting units goodwill was impaired. In the second step, the Company compared the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with SFAS No. 141, to its carrying amount, both of which would be measured as of the date adoption.

         During the quarter ended March 31, 2002, the Company completed its impairment review, which indicated that there was an impairment loss resulting from the initial application of these statements. The impairment loss amounting to (euro)953, net of tax, has been recorded as a cumulative effect of a change in accounting principle.

         The following table provides a reconciliation of reported net loss to adjusted net loss for the nine months ended September 30, 2001, as though SFAS No. 142 had been applied from the beginning of fiscal 2001:

                                                                    NINE MONTHS ENDED SEPTEMBER
                                                                           30, 2001
                                                                    ---------------------------
                                                                                 EARNINGS
                                                                       AMOUNT   PER SHARE
                                                                       ------   ---------
Reported net (loss) ................................................   (4,735)    (0.2)
Cumulative effect of change  in accounting principle (SOP 00-2) ....      578       --
                                                                       ------     ----
Reported net (loss) before the cumulative effect of change in
     accounting principle ..........................................   (4,157)    (0.2)
Add back amortization :
     Goodwill ......................................................      908       --
                                                                       ------     ----
Adjusted net (loss) attributed to common stock before the cumulative
     effect of change in accounting principles .....................   (3,249)    (0.2)
                                                                       ======     ====

         The changes in the carrying amount of goodwill and other intangible assets for the nine months ended September 30, 2002 are as follows:

                                                                                      OTHER
                                                                                    AMORTIZABLE
                                                                                    INTANGIBLE
                                                                         GOODWILL    ASSETS
                                                                         --------    ------
Balance January 1, 2001 ...............................................    5,856       702
Goodwill and other intangible assets acquired during nine months, net .       --        81
Impairment losses .....................................................     (736)     (334)
                                                                           -----       ---
Balance September 30, 2002 ............................................    5,120       449
                                                                           =====       ===

         SFAS NO. 145

         In April 2002, the FASB issued Statement No. 145, RESCISSION OF FASB STATEMENTS NO. 4, 44, AND 64, AMENDMENT OF FASB STATEMENT NO. 13, AND TECHNICAL CORRECTIONS. The Statement updates, clarifies and simplifies existing accounting pronouncements.

         SFAS No. 145 rescinds Statement 4, which required all gains and losses from extinguishments of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect.

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


As a result, the criteria in Opinion 30 will now be used to classify those gains and losses. SFAS No. 64 amended SFAS No. 4 and is no longer necessary because SFAS No. 4 has been rescinded.

         The provisions of this standard are effective for fiscal years beginning after May 15, 2002. Gains or losses on extinguishments of debt that were classified as extraordinary in prior years shall be reclassified upon adoption of this statement. Early application of this statement may be as of the beginning of the fiscal year or as of the beginning of the interim period in which this statement is issued. The Company adopted this standard in the second quarter of 2002 and has reclassified prior periods extraordinary gains on the repurchase of senior notes amounting to (euro)109 for the nine months ended September 30, 2001 and (euro) 372 for the nine months ended September 30, 2002 to other (expenses), net.

         ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES.

         In June 2002, the FASB issued Statement No. 146, ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3., "LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFITS AND OTHER COSTS TO EXIT AN ACTIVITY (INCLUDING CERTAIN COSTS INCURRED IN A RESTRUCTURING)".

         SFAS No. 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS. Those costs include, but are not limited to: termination benefits provided to current employees that are involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred compensation contract; costs to terminate a contract that is not a capital lease and costs to consolidate facilities or relocate employees. SFAS No. 146 does not apply to costs associated with the retirement of long lived assets covered by FASB Statement No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS.

         Generally a liability for exit or disposal activity costs shall be recognized and measured at its fair value in the period in which the liability is incurred (except for a liability for one-time termination benefits that is incurred over time). In the unusual circumstances in which fair value cannot be reasonably estimated, the liability shall be recognized in the period in which the fair value can be reasonably estimated.

         The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. Early application is encouraged and previously issued financial statements shall not be restated.


         TRANSLATIONS OF EURO INTO U.S. DOLLARS

         The consolidated financial statements are stated in euro. The translations of euro into U.S. Dollars are included solely for the convenience of the reader, using the noon buying rate in New York City on September 30, 2002, which was (euro)1.00 to $0.9879. The convenience translations should not be construed as representations that the euro amounts have been, could have been, or could in the future be, converted into U.S. Dollars at this or any other rate of exchange.

2.       DUE FROM RELATED PARTIES

         The Company sells advertising spots, licensing and distribution rights to certain related parties in the ordinary course of business. Furthermore, the Company also derives revenue from related parties by

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


charging fees for the use of the Company's production facilities and technical and administrative services for the production of infomercials. Such related parties consist of companies, which have common ownership and/or management with the Company. The Company believes that, in each case, the terms of such transactions are no less favorable than those that would be attainable by the Company in the ordinary course from unaffiliated third parties under similar circumstances.

         Balances from related companies are as follows:

                                                                                    UNAUDITED
                                                                      DECEMBER 31, SEPTEMBER 30,
                                                                         2001      2002
                                                                         ----      ----
ACCOUNTS RECEIVABLE
     Current:
         Antenna Satellite ..........................................    8,213    4,054
         Antenna Optima SA ..........................................        2        3
         Epikinonia EPE .............................................      957      587
         Antenna TV Ltd. (Cyprus) ...................................    4,573    5,285
         Antenna Satellite Radio ....................................      389      389
         Echos and Rhythmos EPE .....................................      336      532
         Makedonia TV S.A ...........................................    4,169    4,633
                                                                        ------   ------
                                                                        18,639   15,483
                                                                        ======   ======
     Long-term:
         Antenna Satellite ..........................................   11,256   10,819
                                                                        ======   ======
ADVANCES
     Current:
         Epikinonia EPE .............................................       --      740
         Antenna Satellite Communications SA ........................       22       22
         Antenna Optima SA ..........................................       11       11
         Echos and Rhythmos EPE .....................................    1,456    2,194
         Makedonia TV S.A ...........................................      989      821
         Catalogue Auctions Hellas S.A ..............................      410      234
                                                                        ------   ------
                                                                         2,888    4,022
                                                                        ======   ======
     Long-term:
         JVFM--Epikinonia ...........................................       53       53
         Epikinonia Ltd. ............................................      100      100
                                                                        ------   ------
                                                                           153      153
                                                                        ======   ======
ACCOUNTS PAYABLE
     Current:
         Makedonia TV SA ............................................        1       --
         Echos and Rhythmos EPE .....................................        4       13
                                                                        ------   ------
                                                                             5       13
                                                                        ======   ======
     Long-term:
         Payable to minority shareholders of Daphne Communications SA      396      398
                                                                        ======   ======


                                                                  UNAUDITED REVENUE
                                                                FROM RELATED PARTIES
                                                            -----------------------------
                                                             NINE MONTHS      NINE MONTHS
                                                                ENDED            ENDED
                                                            SEPTEMBER 30,    SEPTEMBER 30,
                                                                2001             2002
                                                                ----             ----
Epikinonia Ltd. (Production facilities and technical and
     administrative services) ..........................         314              774
Antenna Satellite TV (USA) Inc. (License fees) .........         889              766
Antenna TV Ltd. (Cyprus) (Royalties) ...................       1,077            1,255
Antenna Satellite Radio (license fee) ..................          82               --
Echos and Rhythmos EPE .................................          26              176
Makedonia TV S.A .......................................         147              298
                                                               -----            -----
                                                               2,535            3,269
                                                               =====            =====

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


3.       PROGRAMMING COSTS

         The following table sets forth the components of the programming costs, net of amortization:

                                                 UNAUDITED
                                    DECEMBER 31, SEPTEMBER 30,
                                        2001      2002
                                        ----      ----
Produced programming ...............   58,122    60,840
Purchased sports rights ............    3,403     3,202
Licensed program rights ............   13,752    18,997
Prepaid license program rights .....    5,408     1,279
Prepaid produced programs and sports    2,849     2,318
Prepaid sports rights ..............      685       320
                                       ------    ------
                                       84,219    86,956
                                       ======    ======

4.       OTHER ASSETS

         Other assets are analyzed as follows:

                                                                            UNAUDITED
                                                             DECEMBER 31,  SEPTEMBER 30,
                                                               2001         2002
                                                               ----         ----
Advance for the right to acquire an interest in Macedonia TV   8,804       8,804
Guarantee deposits .........................................     396         425
                                                               -----       -----
                                                               9,200       9,229
                                                               =====       =====


         On February 24, 2000 the Company advanced (euro)8,804 in exchange for the right to acquire a controlling interest in Macedonia TV, one of the six Greek commercial TV broadcasters with a nationwide license. This right gives Antenna the ability to acquire a 51% interest in Macedonia TV from its three shareholders for a total consideration equal to the advance payment. The Company may acquire this interest by February 2003, but may only do so if and when Greek law permits a broadcaster and/or its shareholders to own or control two licensed free-to-air television broadcast companies. If the interest is not acquired or the right of acquisition not extended, Antenna will be refunded all amounts paid and will be granted a right of first refusal over any future transfers of the 51% interest.

5.       INVESTMENTS

                                                     UNAUDITED
                                      DECEMBER 31,  SEPTEMBER 30,
                                          2001        2002
                                          ----        ----
Equity method investments ...........       18          18
Cost method investment ..............   13,517      13,517
                                        ------      ------

Available-for-sale equity securities:   13,535      13,535
                                        ======      ======
     Cost ...........................    8,221       3,408
                                        ======      ======

         AVAILABLE-FOR-SALE EQUITY SECURITIES

         During 2000, the Company acquired a 14.49% interest in Euroholdings Capital & Investment Corp. (previously known as Athenian Capital Holdings S.A.) in various open market transactions for an aggregate purchase price of (euro) 45,613. In the fourth quarter of 2001, the decline in fair value was judged to be other-than-temporary and the cost basis was written-down by (euro) 37,392. For the nine months ended

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


September 30, 2002, the further decline in fair value of (euro) 4,813 was judged to be other-than-temporary and the cost basis was further written down and included in other expense, net in the consolidated statement of operations. (See
Note 10)

         EQUITY--METHOD INVESTMENTS

         On September 6, 2000, Antenna acquired a 40% interest in the newly established company named Antenna Optima S.A.

         COST--METHOD INVESTMENT

         On October 8, 2001, Antenna acquired a 5% interest in NetMed NV. NetMed NV is a provider of pay-television services in Greece and Cyprus and currently provides analog and digital services.

6.       DEFERRED INCOME TAXES

         The deferred income taxes relate to the temporary differences between the book values and the tax bases of assets and liabilities. Significant components of the Company's deferred tax liabilities and assets as at December 31, 2001 and September 30, 2002 are summarized below:

                                                          UNAUDITED
                                             DECEMBER 31, SEPTEMBER 30,
                                                 2001       2002
                                                 ----       ----
Deferred tax liabilities:
     Intangible and tangible assets .......       390        215
     Programming costs ....................    14,362      8,356
     Reserves .............................     1,902         85
     Reserves taxed in a special way ......       598         --
     Deferred charges .....................     1,005        650
     Leased assets ........................     1,474      1,245
     Customer advances and accounts payable     1,589        801
     Other ................................       687        357
                                               ------     ------
Gross deferred tax liabilities ............    22,007     11,709
                                               ------     ------
Deferred tax assets:
     Property and equipment ...............        97        125
     Start up costs .......................     3,529      2,790
     Long term liability ..................        48         45
     Long term lease liability ............       683        471
     Short-term lease liability ...........       304        314
     Long-term receivables ................       723        674
     Accounts receivable ..................     2,248      2,458
     Employee retirement benefits .........       478        486
     Other assets .........................     2,752      4,757
     Marketable equity securities .........    14,022     14,771
     Accrued expenses and other provisions        494        425
     Net operating losses .................     2,904      5,005
                                               ------     ------
Gross deferred tax assets .................    28,282     32,321
                                               ------     ------
Less: Valuation allowance .................    (1,432)    (2,288)
                                               ------     ------
Net deferred tax assets ...................     4,843     18,324
                                               ======     ======

         Deferred tax assets were reduced by a valuation allowance relating to the tax benefits attributable to net operating losses and start-up costs related to Antenna Internet S.A. (internet activities), VIPS 24 and Nova Bulgaria, where it is not expected that these losses and benefits will be utilized and fully reverse before expiration.

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


         The classification of deferred income taxes in the accompanying balance sheets is as follows:

                                                           UNAUDITED
                                   DECEMBER 31, 2001    SEPTEMBER 30, 2002
                                   -----------------    ------------------
Net current deferred tax liability    (2,525)              (3,712)
Net current deferred tax asset ...     1,720                4,137
Net non-current deferred tax asset     5,648               17,899
                                       -----               ------
                                       4,843               18,324
                                       =====               ======

         The provision for income taxes reflected in the accompanying statements of operation is analyzed as follows:

                                               UNAUDITED THREE MONTHS ENDED      UNAUDITED NINE MONTHS ENDED
                                              --------------------------------   -----------------------------
                                                     SEPTEMBER    SEPTEMBER      SEPTEMBER        SEPTEMBER
                                                     30, 2001      30, 2002       30, 2001         30, 2002
                                                     --------      --------       --------         --------
Current.....................................               41        1,665             155           10,914
Deferred income taxes.......................          (4,303)       (7,232)         (1,661)         (13,363)
                                                      ------        ------          ------          -------
Provision for income taxes..................          (4,262)       (5,567)         (1,506)          (2,449)
                                                      ======        ======          ======           ======

         The reconciliation of the provision for income taxes to the amount determined by the application of the Greek statutory tax rate of 37.5% in 2001 and 35% in 2002, to pre-tax income is summarized as follows:


                                               UNAUDITED THREE MONTHS ENDED      UNAUDITED NINE MONTHS ENDED
                                              --------------------------------   -----------------------------
                                                     SEPTEMBER    SEPTEMBER      SEPTEMBER        SEPTEMBER
                                                     30, 2001      30, 2002       30, 2001         30, 2002
                                                     --------      --------       --------         --------
Tax provision at statutory rate..............         (4,545)       (5,677)         (2,165)         (3,762)
Effect of change in tax rate.................             --            --            (722)            322
Goodwill and other amortizable intangible
     assets..................................            123            44             341              78
Interest income..............................             --            --             (85)            (38)
Effect of minority interest..................           (390)            6            (358)           (253)
Disallowed prior period expenses and
     non-deductible general expenses.........             11           176              93             510
(Income) not subject to income tax...........           (134)         (116)            (42)           (162)
Increase in valuation allowance..............            673            --           1,432             856
                                                      ------        ------          ------          ------
                                                      (4,262)       (5,567)         (1,506)         (2,449)
                                                      ======        ======          ======          ======

         The statutory tax rate for Nova Bulgaria is 28.5% in 2001 and 2002.

         Interest income is taxed at a lower rate (15%) than operating income. Disallowed prior period expenses relate to invoices for goods or services that were not received prior to the preparation of the tax returns and that relate to prior year expenses (I.E., invoices received in February that relate to services rendered in December of prior year). Non-deductible general expenses relate primarily to certain car, meals and entertainment expenses.

         In Greece, amounts reported to the tax authorities are provisional until such time as the books and records of the entity are inspected by the tax authorities. Greek tax laws and related regulations are subject to interpretation by the tax authorities. The Company has been audited by the tax authorities up to 2000. For the years 1993 to 1994, the tax audit has been concluded and the additional taxes payable are in the process of being finalized with the tax authorities. For the years 1995 to 2000, the tax audit has been concluded and the taxes assessed did not have a material adverse impact on the company's results of operations as they had already been provided for in prior years. The majority of the Company's subsidiaries

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


have been audited by the tax authorities up to 1999 or 2000. The ultimate outcome of additional tax assessments may vary from the amounts accrued, but management believes that any additional tax liability over and above the amount accrued would not have a material adverse impact on the Company's financial position.

         During the nine months ended September 30, 2002, the deferred tax assets and liabilities were remeasured and the total effect of the change in the tax rate was a charge of (euro)322, recorded as a tax expense in the consolidated statements of operation.

7.       SENIOR NOTES

                                                                                               UNAUDITED
                                                                                             SEPTEMBER 30,
                                                                        DECEMBER 31, 2001      2002
                                                                        -----------------      ----
Senior notes due 2007 (the "2007 Notes") issued on August 12, 1997
     Interest on the 2007 Notes is paid semi-annually in February and August, commencing February 1, 1998, at a rate of 9% per annum.  The 2007 Notes are redeemable, in whole or in part, at the option of the Company at any time on or after August 1,
     2002 .........................................................              85,706         77,219

Senior notes due 2008 (the "2008 Notes") issued on June 18, 2001
     Interest on the 2008 Notes is paid semi-annually in July and
     January, commencing January 1, 2002, at a rate of 9 3/4% per annum.  The 2008 Notes are redeemable, in whole or in part, at
     the option of the Company at any time on or after July 2005 ..             150,000        147,500
                                                                                -------        -------
                                                                                235,706        224,719
                                                                                =======        =======

         The 2007 Notes were issued in an aggregate face amount of US$115,000 and mature on August 1, 2007. The 2008 Notes were issued in an aggregate face amount of (euro) 150,000 and mature on July 1, 2008.

         Interest expense for the nine months ended September 30, 2001 and 2002 totaled (euro)6,489 and (euro)16,221, respectively, and is included in interest expense in the accompanying consolidated statements of operations.

         On March 22, 2001, August 17, 2001 and December 17, 2001 the Company repurchased (euro)4,279 ($4.0 million), (euro)5,174 ($5.0 million) and
(euro)4,960 ($5.0 million) respectively, of the 2007 Notes, with accrued interest of (euro)272 to the date of repurchase.

         On February 19, 2002 the Company repurchased (euro)2,500 of the 2008 Notes, with accrued interest of (euro)33 to the date of repurchase.

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


        The early extinguishing of the senior notes resulted in the following:

                                               UNAUDITED THREE MONTHS ENDED      UNAUDITED NINE MONTHS ENDED
                                              --------------------------------   -----------------------------
                                                     SEPTEMBER    SEPTEMBER      SEPTEMBER        SEPTEMBER
                                                     30, 2001      30, 2002       30, 2001         30, 2002
                                                     --------      --------       --------         --------
Discount on prepayment of Senior Notes.........        269          --               419            449
Write-off of related unamortized debt issuance
     costs.....................................       (166)         --              (310)           (77)
                                                      -----        -----           ------          ------
Income.........................................        103          --               109            372
                                                      =====        =====           ======          ======

         In accordance with SFAS No. 145, the gain for the nine months ended September 30, 2001 and 2002, has been recorded in other income (expenses), net .

         The indebtedness evidenced by the 2007 and the 2008 Notes constitutes a general unsecured senior obligation of the Company and ranks PARI PASSU in right of payment with all other senior indebtedness and senior in right of payment to all subordinated indebtedness of the Company. The indentures with respect to the 2007 and the 2008 Notes contain certain covenants and restrictions that, among other things, limit the type and amount of additional indebtedness that may be incurred by the Company and impose certain limitations on investments, loans and advances, sales or transfers of assets, dividends and other payments, the ability of the Company to enter into sale-leaseback transactions, certain transactions with affiliates and certain mergers.


8.       LONG-TERM DEBT

                                                                                                    UNAUDITED
                                                                                 DECEMBER 31,     SEPTEMBER 30,
                                                                                     2001             2002
                                                                                     ----             ----

Loan of (euro)978, due in annual installments of (euro)489, bearing interest at variable rates (6.8% and 5.0% for the nine months ended September 30,
     2001 and 2002, respectively) and due in 2003. Guaranteed by the Company          978              489

Loan of CHF 183, due in annual installments of (euro)10, bearing interest at variable rates (8.3% and 7.5% and for the nine months ended September
     30, 2001 and 2002, respectively) and due in 2010.  Secured by the
     building of the Company's subsidiary Blues Hall EPE ....................         117              113
                                                                                    -----              ---
                                                                                    1,095              602
Less: Current portion .......................................................        (508)            (504)
                                                                                    -----              ---
                                                                                      587               98
                                                                                    =====              ===

         Interest expenses for the nine months ended September 30, 2001 and 2002 amounted to (euro)88 and (euro)42, respectively.

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


9.       FOREIGN EXCHANGE GAINS (LOSSES)

         Foreign exchange gains (losses) included in the consolidated statements of operations are analyzed as follows:

                                                       UNAUDITED THREE MONTHS ENDED      UNAUDITED NINE MONTHS ENDED
                                                    ---------------------------------  --------------------------------
                                                     SEPTEMBER 30,      SEPTEMBER 30,     SEPTEMBER 30,   SEPTEMBER 30,
                                                         2001              2002             2001              2002
                                                         ----              ----             ----              ----
Unrealized foreign exchange (loss) gain on
     Senior Notes (US$)..........................       7,108              180             (3,244)            8,486

Unrealized foreign exchange (loss) and gain and
on cash, receivables and payables denominated in
foreign currencies (US$) and realized (losses)
gains on transactions............................      (2,474)             310             (1,128)           (3,021)
                                                       ------              ---             ------            ------
                                                        4,634              490             (4,372)            5,465
                                                        =====              ===             ======             =====


10.      OTHER INCOME (EXPENSE), NET

                                                       UNAUDITED THREE MONTHS ENDED      UNAUDITED NINE MONTHS ENDED
                                                    ---------------------------------  --------------------------------
                                                     SEPTEMBER 30,      SEPTEMBER 30,     SEPTEMBER 30,   SEPTEMBER 30,
                                                         2001              2002             2001              2002
                                                         ----              ----             ----              ----
Other than temporary (loss) from marketable
     securities (see note 5).......................       --              (3,651)            --              (4,813)
Other, net.........................................     (207)                 (2)          (420)               (103)
Gain on repurchase of senior notes.................      103                  --            109                 372
                                                        ----              ------           ----              ------
                                                        (104)             (3,653)          (311)             (4,544)
                                                        ====              ======           ====              ======

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


11.      SEGMENT INFORMATION

         The Company's reportable segments are Television, Radio, Pay Television, Journalism Magazines and Internet Services and Music Records. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Identifiable assets by segments are those assets that are used in the operation of that business. Sales are attributed to countries based on selling location.

         Nine months ended September 30, 2001:

                                                            UNAUDITED NINE MONTHS ENDED SEPTEMBER 30, 2001
                                      -------------------------------------------------------------------------------------------
                                                                PAY                                      INTERSEGMENT   TOTAL
                                      TELEVISION    RADIO   TELEVISION  PUBLICATIONS INTERNET    OTHER   ELIMINATION CONSOLIDATED
                                      ----------    -----   ----------  ---------------------    -----   ------------------------
Advertising revenue ..............     70,753       3,817          --       7,456          --          --          --      82,026

Related party sales ..............      4,030         123          --         138          --          --      (1,756)      2,535

Publication revenue ..............         --          --          --      14,805          --          --          --      14,805

Other revenue ....................      2,559          15         444       2,400         536       5,547          --      11,501
                                      -------       -----       -----      ------       -----       -----     -------     -------
Total revenues ...................     77,342       3,955         444      24,799         536       5,547      (1,756)    110,867

Cost of Sales ....................     18,418       1,761          88      18,482       1,365       3,191        (110)     43,195

Related party cost of sales ......         14           6          --         105          --       1,390      (1,515)         --

Selling , general and
     administrative expenses .....     12,571       1,492          22       4,147         351       1,150          --      19,733

Related party selling , general
     and administrative expenses .         47          30          --          63           8          54        (202)         --

Depreciation and amortization ....      1,998         111          79       3,134         568          74         908       6,872

Amortization of programming costs      30,234          --          --          --          --          --          --      30,234
                                      -------       -----       -----      ------       -----       -----     -------     -------
Operating income .................     14,060         555         255      (1,132)     (1,756)       (312)       (837)     10,833

Interest expense, net ............    (11,422)        (83)        (22)     (1,269)         (1)        (10)         39     (12,768)

Foreign exchange (losses), net ...     (4,249)       (109)        (13)         (1)         --          --          --      (4,372)

Other income (expense), net ......       (328)         50          --         (21)         (1)        (11)         --        (311)
Minority interest in losses of
     consolidated entities, net ..         --          --          --          --          --          --         955         955
                                      -------       -----       -----      ------       -----       -----     -------     -------
Income (loss) before tax .........     (1,939)        413         220      (2,423)     (1,758)       (333)        157      (5,663)

Cumulative effect of a change in
     accounting principle (net of
     income taxes of (euro)347)  .       (578)         --          --          --          --          --          --        (578)
                                      -------       -----       -----      ------       -----       -----     -------     -------
Net Income (loss) ................     (1,348)        174         220      (1,945)     (1,756)       (237)        157      (4,735)

Segment assets
Total assets at September 30, 2001    389,509       6,326       1,077      46,137       3,133       6,843     (54,666)    398,359
                                      =======       =====       =====      ======       =====       =====     =======     =======

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


         Nine months ended September 30, 2002:

                                                               UNAUDITED NINE MONTHS ENDED SEPTEMBER, 2002
                            --------------------------------------------------------------------------------------------------------
                                                          PAY                                              INTERSEGMENT   TOTAL
                            TELEVISION       RADIO     TELEVISION PUBLICATION  INTERNET   HEAVEN    OTHER  ELIMINATION  CONSOLIDATED
                            ----------       -----     ----------------------  --------   ------    -----  -----------  ------------
Advertising revenue .         74,615       2,966          --       5,246          --          --         --          --      82,827

Related party sales .          4,326         173          --         215          27          20         --      (1,492)      3,269

Publication revenue .             --          --          --      13,110          --          --         --          --      13,110

Other revenue .......          3,130          13         428       1,595         732       1,923      6,369         (12)     14,178
                             -------       -----         ---      ------       -----       -----      -----     -------     -------
Total revenues ......         82,071       3,152         428      20,166         759       1,943      6,369      (1,504)    113,384

Cost of sales .......         22,904       1,585         137      17,784         286       1,263      3,917        (223)     47,653

Related party cost
   of sales .........              8          --          --          66           1          72      1,266      (1,413)         --

Selling, general and
   administrative
   expenses .........         13,455       1,737          24       3,032         679         525      1,078          --      20,530

Related party
   selling, general
   and
   administrative
   expenses .........             20          15          --          37           7           5          7         (91)         --

Depreciation and
   amortization .....          2,580          88          89       2,623         752           8        178         141       6,459

Amortization of
   programming costs          34,152          --          --          --          --          --         --          --      34,152
                             -------       -----         ---      ------       -----       -----      -----     -------     -------
Operating income ....          8,952        (273)        178      (3,376)       (966)         70        (77)         82       4,590

Interest expense, net        (15,877)        (62)        (49)     (1,001)         --           3          2          --     (16,984)
Foreign exchange
   (losses), net ....          5,119          32         334         (20)         --          --         --          --       5,465
Other income,
   (expense), net(1)             290           4          --         (18)         --          --     (4,820)         --      (4,544)
Minority interest in
   (profit) losses
   of consolidated
   entities .........             --          --          --          (2)         --          --         --         726         724
                             -------       -----         ---      ------       -----       -----      -----     -------     -------
(Loss) income before
   tax ..................     (1,516)       (299)        463      (4,417)       (966)         73     (4,895)        808     (10,749)
    Cumulative effect of
       a change in
       Accounting
       principle (net of
       income taxes of
       (euro)117) .......       (736)         --          --        (217)         --          --         --          --        (953)
                             -------       -----         ---      ------       -----       -----      -----     -------     -------
Net (loss) income .......       (898)       (195)        463      (3,236)       (968)         48     (4,954)        487      (9,253)
                             -------       -----         ---      ------       -----       -----      -----     -------     -------
Segment assets

Total assets at
   September 30, 2002        378,118       6,017         813      42,325       6,739       2,226      9,601     (72,168)    373,671
                             =======       =====         ===      ======       =====       =====      =====     =======     =======

(1) Included in other income (expense), net (under segment other) is the additional write-down of the marketable equity securities representing an other-than-temporary loss amounting to (euro)4,813 (see Note 10).

                                 ANTENNA TV S.A.

     (IN THOUSANDS OF EURO, EXCEPT SHARE DATA AND WHERE OTHERWISE INDICATED)


         GEOGRAPHIC AREAS

         Information about geographic areas is as follows:

                                                          UNAUDITED THREE MONTHS      UNAUDITED NINE MONTHS
                                                                   ENDED                      ENDED
                                                               SEPTEMBER 30,              SEPTEMBER 30,
                                                              2001           2002           2001         2002
                                                              ----           ----           ----         ----
REVENUES:
     Greece......................................            22,374         24,493        105,866     107,869
     United States...............................               294            255            970         766
     Australia...................................               220            185            444         428
     Cyprus......................................               499            154          1,077       1,255
     Bulgaria....................................               786            767          2,510       3,066
                                                        ------------ --------------- ------------- -----------
                                                             24,173         25,854        110,867     113,384
                                                        ============ =============== ============= ===========

Note:  Revenues are attributed to countries based on location of customer.

         LONG LIVED ASSETS ARE ANALYZED AS FOLLOWS

                                                                    UNAUDITED
                                                 DECEMBER 31,      SEPTEMBER 30,
                                                     2001              2002
                                                     ----              ----
Domestic........................................    57,420            54,211
International...................................     1,641             1,643
                                                     -----             -----
     Total                                          59,061            55,854
                                                    ======            ======

12.      SUBSEQUENT EVENTS

         On October 1, 2002, the Company announced that it had been informed by its Chairman, Mr. Minos Kyriakou, that companies controlled by members of the Kyriakou family intended to make a tender offer for all of the Company's ordinary shares and America Depository shares not already owned by members of the Kyriakou family. The offer is intended to be a "going private" transaction and is expected to be followed by the delisting of Antenna from The Nasdaq National Market and the London Stock Exchange.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         YOU SHOULD READ THE FOLLOWING TOGETHER WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THOSE FINANCIAL STATEMENTS. WE MAINTAIN OUR ACCOUNTING RECORDS AND PUBLISH OUR STATUTORY FINANCIAL STATEMENTS FOLLOWING GREEK TAX AND CORPORATE REGULATIONS. CERTAIN ADJUSTMENTS HAVE BEEN MADE TO THESE RECORDS TO PREPARE THE CONSOLIDATED FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION IN THIS QUARTERLY REPORT. YOU SHOULD READ THE INFORMATION UNDER "FORWARD-LOOKING STATEMENTS" FOR SPECIAL INFORMATION ABOUT OUR INTERPRETATION OF FORWARD-LOOKING INFORMATION.

GENERAL

         We derive a substantial portion of our revenue from the sale of television advertising time. Total television advertising revenue made up 65.8% of total net revenue in the nine months ended September 30, 2002. In 1999, we began reporting revenue from publishing due to our acquisition of our interest in Daphne Communications S.A. (or Daphne), which in the nine months ended September 30, 2002 represented 17.6% of total net revenue. Other revenue, primarily consisting of program sales, sales of recorded music, Visa card fees and commissions, revenue from the provision of technical services and infomercials, tuition fees and pay television fees, represented 12.5% of total net revenue in the nine months ended September 30, 2002.

         Our revenue fluctuates throughout the year, with television advertising revenue usually at its lowest level during the third fiscal quarter (12.7% of total net television advertising revenue in 2001), and usually at its highest level during the fourth fiscal quarter (30% of total net television advertising revenue in 2001) or the second fiscal quarter (35% of the total net television advertising revenue in 2001). Despite the overall decrease in advertising expenditures in the European and Greek markets our Television advertising revenue was up 5% in the first nine months of 2002 relative to the same period of 2001. We expect this trend to continue in the fourth quarter of 2002.

INTRODUCTION OF EURO

         Since January 1, 2002, our consolidated financial statements are prepared in euro and, as a result, the comparative consolidated financial statements are translated from drachma into euro. Consequently, all the comparisons (increases-decreases) stated in our management's discussion and analysis of financial condition and results of operations are also reported in euros and depict the same trends as would have been presented if we had continued to preset our consolidated financial statements in drachmae. However, the financial statements for periods prior to January 1, 1999 will not be comparable to the financial statements of other companies that report in euros and that restated amounts from a currency different from the drachmae.

REVENUE

ADVERTISING

         Television advertising is sold in time increments and is priced primarily on the basis of the program's popularity, as demonstrated by its ratings, within the demographic group that an advertiser desires to reach. In addition, advertising rates are affected by such factors as the number of advertisers competing for the available time and the availability of alternative advertising media.

         Substantially all of our television advertising revenue is generated from national advertising arrangements and contracts with local and international branches of advertising agencies, representing both multinational and national advertisers. Examples are:

MULTINATIONAL ADVERTISERS               NATIONAL ADVERTISERS

o        Unilever                       o        The Hellenic Telecommunications
                                                 Organization (OTE)
o        Procter & Gamble
                                        o        Stet Hellas, a Greek mobile
o        Nestle                                  telecommunications company

o        Coca-Cola Hellas               o        Cosmote Hellas, a Greek mobile
                                                 telecommunications company
o        Vodafon / Panafon
                                        o        Fage and Delta, Greek dairy
o        Colgate-Palmolive                       companies

o        Kraft Hellas

         We currently use our own sales force to sell advertising time. Arrangements for advertising are reached during the first quarter of each year, at which time estimates of annual revenue are determined. Advertising time generally is reserved on a monthly basis, with a small proportion booked on a spot basis. Advertising revenue is recorded when the advertisement is aired. As is common in the industry, we provide certain advertising agencies with an incentive rebate of up to a maximum of 9.9% of the cost of the airtime purchased, as permitted by law. At the end of each year, the rebates are calculated and the advertising agencies, which are entitled to a rebate then invoice us for an airtime credit for the following year that reflects the rebate. These rebates are estimated and accrued on a quarterly basis as the related revenues are earned. Revenue is recorded net of the rebates. While most advertising arrangements tend to be reviewed on an annual basis, and typically are renewed, we seek to develop and maintain long-term relationships with the agencies and advertisers.

         While we sell a significant portion of our available television advertising time, we do not sell all of it. In the first nine months of 2002, we sold approximately 92% of total available advertising time during prime time broadcasts and approximately 79.8% of total available advertising time, including dead time allocated to audiotext, our magazines, infomercials and home shopping. We use a variety of means to utilize unsold advertising time in all time periods (commonly referred to as "dead time") to improve our operating results and cash flows. These other sources are audiotext and infomercials. We derive revenue from our majority-owned subsidiary, Audiotex, which generates audiotext revenue, and from Epikinonia Ltd, which produces infomercials and pays us for production and technical support.

PROGRAMMING

         We also derive revenue from royalties received from syndicating our own programming. These programming sales are made to a variety of users, including a television network in Cyprus operated by Antenna TV Ltd. (Cyprus) (or Antenna Cyprus) and broadcasters targeting Greek-speaking viewers in the United States, Canada and Australia. Sales of programming to Greek-speaking viewers are made in the United States and Canada through an affiliated entity, Antenna Satellite TV
(USA) Inc. (or Antenna Satellite), and in Australia through our wholly-owned subsidiary, Pacific Broadcast. Revenue derived from Antenna Satellite, Antenna Cyprus and Pacific Broadcast represented revenue from sources outside Greece. See note 11 to our consolidated financial statements. In addition, we sell selected news footage to other news broadcasters around the world.

PUBLISHING AND OTHER REVENUE

         Since acquiring Daphne in October 1999, we derive circulation and advertising revenue from the publication of a wide variety of Greek magazines. These magazines cover subject matter ranging from style and fashion to parenting, from politics to astrology and from entertainment to shipping and defense. We also derive revenue from the printing of books, magazines, pamphlets and other publications for third parties.

RECORDED MUSIC REVENUE

         Since establishing Heaven Music in May 2001, we derive revenue from the sale of compact discs, DVD's and cassettes that we produce with local popular artists and authors. For the most part, the content of these recordings are Greek pop hits.

INTERNET REVENUE (WAP & SMS)

         Internet revenue is derived from the offering of content for mobile-based value added services to mobile telephone subscribers. We provide infotainment services, such as news information, sports results and horoscopes. We also offer content for SMS services such as news alerts and message services (with subscriber voting capabilities) concerning BIG BROTHER. We also provide Web site updates and Internet based advertising.

COSTS AND EXPENSES

         Cost of sales includes the costs of acquiring foreign programming and Greek features, together with the cost of gathering, producing and broadcasting news as well as publication costs. Selling, general and administrative expenses (or SG&A) includes payroll costs and sales, marketing and promotion costs, broadcast license fees and other operating and administrative expenses.

         Programming costs generally either are expensed as cost of sales in the year incurred or capitalized and amortized over a period of three to four years. Programs that are expensed in the current period include news programs and a portion of acquired programming, principally Greek features. For such programming, substantially all of the value is realized upon the initial broadcast, either because of the topical nature of the programming or, in the case of acquired programming, contractual limitations on subsequent broadcasts. Acquired foreign programs, which have contracts limiting our broadcasts to a specific number during their term (usually two broadcasts during a two- or three-year period), are expensed in equal portions each time the program is broadcast. The costs of other programming, such as series, soap operas, shows, and made-for-television movies, where substantial value can be realized through multiple broadcasts or syndication, are capitalized as an asset and amortized, unless we determine during the current period that a program is unlikely to generate revenue in future periods, in which case the associated costs are expensed in the current period.

         We follow SOP 00-2 which establishes new accounting standards for producers and distributors of films, including changes in revenue recognition and accounting for advertising, development and overhead costs. It requires advertising costs for television products to be expensed as incurred, certain indirect overhead costs to be charged directly to expense instead of being capitalized to film costs, and all film costs to be classified on the balance sheet as non current assets. Under SOP 00-2 estimated total production costs or accrued expenses for an individual program or series are amortized in the same ratio that current period actual revenue bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year. Amortization of capitalized film (program) costs generated and accrual (expensing) of participation costs commences when a film (program) is released and it begins to recognize revenue from that film (program). Ultimate revenue includes estimates of revenue expected to be generated from the exploitation, exhibition and sale of a film (program) over a period not exceeding ten years from the date of delivery of the first episode or, if still in production, five years from the date of delivery of the most recent episode. Typically, the majority of the revenue is earned in the initial few years following the release with declining residual revenues earned in subsequent periods. Estimates of future revenues are reviewed periodically and could be revised. To the extent such estimates are revised, the amortization of programming costs is adjusted accordingly. Such adjustments could have a material adverse effect on our financial condition and results of operation. We adopted this standard in the first quarter of 2001 and recorded a one-time after tax charge for the initial adoption of the standard of (euro) 578 thousand ($571 thousand). This charge has been recorded as a cumulative effect of a change in accounting principle in the consolidated statement of operations for the nine months ended September 30, 2001.

         An important component of our strategy for maximizing operating performance and long-term profitability is to continue making investments in programming to build up our own programming library. This strategy has been implemented over the past few years by significantly increasing our programming expenditures. We retain all rights to the programming in our library and believe that these rights may represent values in excess of net book value. This value is demonstrated by the advertising revenue generated from re-broadcasting programming produced in prior years and from programming syndicated to other networks, including programming for which the production costs have been fully amortized. In certain cases, advertising revenue has exceeded the advertising revenue generated from the initial broadcast. We expect to continue to expand our programming library and to exploit the library through the airing of reruns and the distribution and syndication of broadcast rights to third parties. Programming from the library is broadcast to Greeks abroad through third parties and in the future will also be broadcast directly. Management will continue to evaluate the total estimated revenues as new markets are entered and revenues are realized.

RESULTS OF OPERATIONS

THREE MONTHS ENDED SEPTEMBER 30, 2002 (UNAUDITED)
COMPARED TO THREE MONTHS ENDED SEPTEMBER 30, 2001 (UNAUDITED)

         REVENUES. Total net revenue increased (euro) 1.7 million ($1.7 million), or 7%, from (euro) 24.2 million ($23.9 million) in the three months ended September 30, 2001 to (euro) 25.9 million ($25.6 million), in the three months ended September 30, 2002. This increase was attributable primarily to the increase of (euro) 0.9 million ($0.9 million) in revenue from Daphne (primarily representing printing services revenue), of (euro) 0.7 million ($0.7 million) of revenue from Antenna TV's operations, and, to a lesser extent, to the increase of (euro) 0.2 million ($0.2 million) of revenue from Heaven and the increase of
(euro) 0.2 million ($0.2 million) of revenue from Audiotex, partially offset by a decrease in revenue from Antenna Internet of (euro) 0.2 million ($0.2 million).

         Advertising revenue, which comprised 62.2% of total net revenues for the three months ended September 30, 2002, increased (euro) 0.7 million ($0.7 million), or 4.2%, from (euro) 15.4 million ($15.3 million) in the three months ended September 30, 2001 to (euro) 16.1 million ($16 million) in the three months ended September 30, 2002. This increase principally reflected an increase of advertising revenue from Antenna TV of (euro) 1.4 million ($1.4 million), or 11.8%, partially offset by a decrease of advertising revenue from Daphne of
(euro) 0.7 million ($0.7 million).

         Related party revenue increased (euro) 0.1 million ($0.1 million), or 19.1%, from (euro) 0.9 million ($0.9 million), in the three months ended September 30, 2001 to (euro) 1 million ($1 million), in the three months ended September 30, 2002. The increase was attributable principally to an increase of revenue from Epikoinonia, Antenna TV Ltd (Cyprus) and Makedonia TV.

         Publication revenue increased (euro) 1.3 million ($1.3 million), or 38%, from (euro) 3.4 million ($3.3 million) in the three months ended September 30, 2001 to (euro) 4.7 million ($4.6 million) in the three months ended September 30, 2002, reflecting the addition of printing services revenue from Daphne.

         Other revenue, representing revenue from program sales, sales of recorded music, Visa(R) card fees and commissions, revenue from the provision of technical services and infomercials, tuition fees and pay television fees decreased (euro) 0.4 million ($0.4 million), or 10%, from (euro) 4.4 million ($4.4 million) in the three months ended September 30, 2001 to (euro) 4 million ($4 million) in the three months ended September 30, 2002. This decrease was principally the result of a decrease of (euro) 0.9 million ($0.9 million) of other revenue from Antenna TV's operations, and, to a lesser extent, the decrease of (euro) 0.2 million ($0.2 million) of other revenue from Antenna Internet, partly offset by an increase of (euro) 0.3 million ($0.3 million) of other revenue from Daphne.

         COST OF SALES. Cost of sales decreased (euro) 2.5 million ($2.5 million), or 17%, from (euro) 14.8 million ($14.6 million) in the three months ended September 30, 2001 to (euro) 12.3 million ($12.1 million) in the three months ended September 30, 2002. This decrease was attributable primarily to a decrease of Antenna TV cost of sales of (euro) 1.8 million ($1.8 million), or 31.7%, in the three months ended September 30, 2002, principally reflecting cost savings in news and the cost of airing BIG BROTHER in mid-September 2001, whereas no such airing costs were incurred in the three months ended September 2002. The decrease of cost of sales was also due to the decrease of (euro) 1.2 million ($1.2 million) of cost of sales from Nova Bulgaria and, to a lesser extent, a decrease of (euro) 0.7 million ($0.7 million) of cost of sales from Antenna Internet. The decrease of cost of sales was partially offset by an increase of cost of sales of (euro) 0.9 million ($0.9 million) from Daphne and an increase of cost of sales of (euro) 0.4 million ($0.4 million) from Audiotex.

         SG&A. Selling, general and administrative expenses ("SG&A") decreased
(euro) 0.9 million ($0.9 million), or 11.7%, from (euro) 7.6 million ($7.5 million) in the three months ended September 30, 2001 to (euro) 6.7 million ($6.6 million) in the three months ended September 30, 2002. This decrease was attributable principally to a decrease in SG&A of (euro) 0.7 million ($0.7 million) from Daphne and a decrease of SG&A of (euro) 0.7 million ($0.7 million) from Antenna TV, partly offset by an increase in SG&A of (euro) 0.6 million ($0.6 million) from Nova Bulgaria.

         AMORTIZATION. Amortization of programming costs increased (euro) 1.3 million ($1.3 million), or 12.8%, from (euro) 10.5 million ($10.4 million) in the three months ended September 30, 2001 to (euro) 11.8 million ($11.7 million) in the three months ended September 30, 2002.

         DEPRECIATION AND AMORTIZATION. Depreciation decreased (euro) 0.6 million ($0.6 million) from (euro) 2.9 million ($2.9 million) in the three months ended September 30, 2001 to (euro) 2.3 million ($2.3 million) in the three months ended September 30, 2002. This decrease was attributable primarily to the change in accounting principle in accordance with SFAS No. 141 and SFAS No. 142 (see note 1 to our consolidated financial statements) whereby goodwill of (euro) 5.1 million ($5.0 million) is not amortized but rather tested for impairment, partially offset by an increase in depreciation of (euro) 0.2 million ($0.2 million) from Antenna TV.

         OPERATING INCOME (LOSS). Operating income increased (euro) 4.3 million ($4.2 million), or 36.9%, from a loss of (euro) 11.6 million ($11.4 million) in the three months ended September 30, 2001 to a loss of (euro) 7.3 million ($7.2 million) in the three months ended September 30, 2002, principally reflecting a decrease in cost of sales and SG&A expense of Antenna TV during the period and a decrease in operating losses of (euro) 0.9 million ($0.9 million) from Daphne and (euro) 0.8 million ($0.8 million) from Nova Bulgaria. Operating income of Antenna Internet and Heaven improved by (euro) 0.7 million ($0.7 million) and by
(euro) 0.3 million ($0.3 million), respectively.

         INTEREST EXPENSE, NET. Interest expense, net decreased (euro) 0.2 million ($0.2 million), or 4.1%, from (euro) 5.9 million ($5.8 million) in the three months ended September 30, 2001 to (euro) 5.7 million ($5.6 million) in the three months ended September 30, 2002, reflecting a decrease in interest expense of Antenna TV of (euro) 0.3 million ($0.3 million), principally reflecting the extinguishing of the overdraft facility of Antenna TV and the partial repurchase of certain of the euro denominated senior notes in February 2002.

         FOREIGN EXCHANGE (LOSSES) GAINS. Foreign exchange gains decreased
(euro) 4.1 million ($4.0 million) from a gain of (euro) 4.6 million ($4.5 million) to a gain of (euro) 0.5 million ($0.5 million), reflecting the appreciation of the euro to the U.S. dollar in the third quarter of 2001, whereas in the third quarter of 2002 the euro remained stable against the U.S. dollar.

         OTHER (EXPENSE), NET. Other expense, net increased (euro) 3.5 million ($3.5 million) from an expense of (euro) 0.1 million ($0.1 million) in the three months ended September 30, 2001 to an expense of (euro) 3.6 million ($3.6 million) in the three months ended September 30, 2002, primarily reflecting the loss resulting from the other-than-temporary decline in the fair value of our marketable equity securities of Euroholdings Capital & Investment Corp. (previously known as Athenian Capital Holdings S.A.).

         MINORITY INTEREST IN (INCOME) LOSSES OF CONSOLIDATED ENTITIES. Minority interest in income of consolidated entities decreased (euro) 1.0 million ($1.0 million).

         BENEFIT FOR INCOME TAXES. Benefit for income taxes increased (euro) 1.3 million ($1.3 million) from (euro) 4.3 million ($4.2 million) in the three months ended September 30, 2001 to (euro) 5.6 million ($5.5 million) in the three months ended September 30, 2002, primarily due to an increase in operating losses and the fact that no additional valuation allowance was recorded in the third quarter of 2002.

         NET LOSS. Net loss increased (euro) 2.9 million ($2.9 million) from a loss of (euro) 7.7 million ($7.6 million) in the three months ended September 30, 2001 to a loss of (euro) 10.6 million ($10.5 million) in the three months ended September 30, 2002. The increase was principally attributable to the decrease in foreign exchange gains of Antenna TV and to the additional write-down of our marketable equity securities.

NINE MONTHS ENDED SEPTEMBER 30, 2002 (UNAUDITED)
COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2001 (UNAUDITED)

         REVENUES. Total net revenue increased (euro) 2.5 million ($2.5 million), or 2.3%, from (euro)110.9 million ($109.5 million) in the nine months ended September 30, 2001 to (euro)113.4 million ($112 million) in the nine months ended September 30, 2002. This increase was attributable primarily to an increase of (euro)4.6 million ($4.5 million) of revenue from Antenna TV's operations, or 6.2%, and, to a lesser extent, the addition of (euro)1.5 million ($1.5 million) of revenue from Heaven Music, an increase of (euro)1.1 million ($1.1 million) of revenue from Audiotex, an increase of (euro)0.6 million ($0.6 million) of revenue from Nova Bulgaria, an increase of (euro)0.2 million ($0.2 million) of revenue from Antenna Internet and the addition of (euro)0.2 million ($0.2 million) of revenue from Antenna School, partially offset by a decrease of
(euro)4.7 million ($4.6 million) of revenue from Daphne and a decrease of
(euro)0.8 million ($0.8 million) of revenue from Antenna Radio.

         Advertising revenue, which comprised 73% of total net revenues for the nine months ended September 30, 2002, increased (euro)0.8 million ($0.8 million), or 1%, from (euro)82 million ($81 million) in the nine months ended September 30, 2001 to (euro)82.8 million ($81.8 million) in the nine months ended September 30, 2002. This increase principally reflected an increase of advertising revenue from Antenna TV's operations of (euro)3.4 million ($3.3 million), or 5%, and an increase in advertising revenue from Nova Bulgaria of
(euro)0.5 million ($0.5 million), partially offset by a decrease in advertising revenue from Daphne of (euro)2.2 million ($2.2 million) and a decrease of
(euro)0.9 million ($0.9 million) of advertising revenue from Antenna Radio.

         Related party revenue increased (euro)0.7 million ($0.7 million), or 29%, from (euro)2.5 million ($2.5 million) in the nine months ended September 30, 2001 to (euro)3.2 million ($3.2 million) in the nine months ended September 30, 2002, principally reflecting the increase of revenue from Epikoinonia, Antenna TV Ltd (Cyprus) and Makedonia TV.

         Publication revenue decreased (euro)1.7 million ($1.7 million), or 11.4%, from (euro)14.8 million ($14.6 million) in the nine months ended September 30, 2001 to (euro) 13.1 million ($12.9 million) in the nine months ended September 30, 2002, reflecting suspension of the publication of two magazine titles and general market conditions.

         Other revenue, representing revenue from program sales, sales of recorded music, Visa(R) card fees and commissions, revenue from the provision of technical services and infomercials, tuition fees and pay television fees, increased (euro)2.7 million ($2.6 million), or 23.3%, from (euro)11.5 million ($11.4 million) in the nine months ended September 30, 2001 to (euro)14.2 million ($14 million) in the nine months ended September 30, 2002. This increase was principally the result of an increase of (euro)1.5 million ($1.5 million) of other revenue from Heaven Music, the increase of (euro)1.1 million ($1.1 million) of other revenue from Audiotex, the increase of (euro)0.5 million ($0.5 million) of other revenue from Antenna TV and the increase of (euro)0.2 million ($0.2 million) of other revenue from Antenna Internet, partially offset by a decrease of (euro)0.8 million ($0.8 million) of other revenue from Daphne.

         COST OF SALES. Cost of sales increased (euro)4.5 million ($4.4 million), or 10%, from (euro)43.2 million ($42.7 million) in the nine months ended September 30, 2001 to (euro)47.7 million ($47.1 million) in the nine months ended September 30, 2002. This increase was attributable primarily to the increase of Antenna TV cost of sales of (euro)5.5 million ($5.4 million), or 37.3%, in the nine months ended September 30, 2002, principally reflecting the cost of BIG BROTHER, the increase of (euro)1.0 million ($1.0 million) of cost of sales from Audiotex and the addition of
(euro)0.9 million ($0.9 million) of cost of sales from Heaven Music, partially offset by a decrease of (euro)1.1 million ($1.1 million) in cost of sales from Antenna Internet, a decrease of (euro)1.0 million ($1.0 million) in cost of sales from Nova Bulgaria and a decrease of (euro)0.7 million ($0.7 million) in cost of sales of Daphne.

         SG&A. Selling, general and administrative expenses increased (euro)0.8 million ($0.8 million), or 4%, from (euro)19.7 million ($19.5 million) in the nine months ended September 30, 2001 to (euro)20.5 million ($20.3 million) in the nine months ended September 30, 2002. This increase was attributable principally to the increase in SG&A of (euro)1.6 million ($1.6 million) from Nova Bulgaria, the increase in SG&A of (euro)0.5 million ($0.5 million) from Heaven Music, an increase in SG&A of (euro)0.2 million ($0.2 million) from Antenna Radio and an increase in SG&A of (euro)0.2 million ($0.2 million) from Antenna Internet, partially offset by a decrease in SG&A of (euro)1.1 million ($1.1 million) from Daphne and a decrease of (euro)0.7 million ($0.7 million) from Antenna TV.

         AMORTIZATION. Amortization of programming costs increased (euro)3.9 million ($3.8 million) or 13.0% from (euro)30.2 million ($29.9 million) in the nine months ended September 30, 2001 to (euro)34.1 million ($33.7 million) in the nine months ended September 30, 2002. This increase was attributable to higher programming costs and to accelerated amortization.

         DEPRECIATION AND AMORTIZATION. Depreciation decreased (euro)0.4 million ($0.4 million) from (euro)6.9 million ($6.8 million) in the nine months ended September 30, 2001 to (euro)6.5million ($6.4 million) in the nine months ended September 30, 2002. This decrease was attributable primarily to the change in accounting principle in accordance with SFAS No. 141 and SFAS No. 142 (see note 1 to our consolidated financial statements) whereby goodwill of (euro) 5.1 million ($5.0 million) is not amortized but rather tested for impairment, partially offset by an increase in depreciation of (euro)0.6 million ($0.6 million) from Antenna TV.

         OPERATING INCOME. Operating income decreased (euro)6.2 million ($6.2 million), or 57.6%, from (euro)10.8 million ($10.7 million) in the nine months ended September 30, 2001 to (euro)4.6 million ($4.5 million) in the nine months ended September 30, 2002, principally due to an increase in cost of sales and programming amortization of Antenna TV and to an increase of SG&A expense, partially offset by a decrease in depreciation of (euro)0.4 million ($0.4 million).

         INTEREST EXPENSE, NET. Interest expense, net increased (euro)4.2 million ($4.2 million), or 33%, from (euro)12.8 million ($12.6 million) in the nine months ended September 30, 2001 to (euro)17 million ($16.8 million) in the nine months ended September 30, 2002, reflecting an increase in interest expense of Antenna TV of (euro) 4.3 million ($4.2 million), principally attributable to the addition of interest expense associated with our euro denominated senior notes due 2008 issued in June 2001, partly offset by the decrease in interest expense of Daphne of (euro)0.3 million ($0.3 million) due to a decrease in overdraft facilities.

         FOREIGN EXCHANGE (LOSSES) GAINS. Foreign exchange gains increased
(euro) 9.8 million ($9.7 million) from a loss of (euro)4.4 million ($4.4 million) to a gain of (euro)5.4 million ($5.3 million), reflecting the appreciation of the euro to the U.S. dollar.

         OTHER EXPENSE, NET. Other expense, net increased (euro)4.2 million ($4.1 million), from (euro)0.3 million ($0.3 million) in the nine months ended September 30, 2001 to (euro)4.5 million ($4.4 million) in the nine months ended September 30, 2002. The increase was primarily attributable to additional write-downs of our marketable equity securities of Euroholdings Capital & Investment Corp. (previously known as Athenian Capital Holdings S.A.) of (euro)
4.8 million ($4.8 million).

         MINORITY INTEREST IN LOSSES OF CONSOLIDATED ENTITIES . Minority interest in losses of consolidated entities increased (euro)0.2 million ($0.2 million).

         BENEFIT FOR INCOME TAXES. Benefit for income taxes increased (euro)0.9 million ($0.9 million) from (euro)1.5million ($1.5 million) in the nine months ended September 30, 2001 to (euro)2.4million ($2.4 million) in the nine months ended September 30, 2002, primarily due to the increase in operating losses and to a lower valuation allowance.

         CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE. As a result of the adoption of SOP 00-2, a one-time after tax charge of (euro)0.6 million ($0.6 million) representing a change in accounting policy was recorded in the first quarter of 2001. In connection with our transitional goodwill impairment evaluation undertaken in connection with the adoption of SFAS No.142, an impairment loss of (euro)0.9 million ($0.9 million), net of tax has been recorded as a cumulative effect of a change in accounting principle for the nine months ended September 30, 2002 (see note 1 to our consolidated financial statements).

         NET (LOSS). Net (loss) increased (euro) 4.5 million ($4.5 million) from a loss of (euro)4.7 million ($4.6 million) in the nine months ended September 30, 2001 to a net loss of (euro)9.2 million ($9.1 million) in the nine months ended September 30, 2002. The increase was principally attributable to the further decline in fair value of our interest in Euroholdings Capital & Investment Corp. (previously known as Athenian Capital Holdings S.A.) and an increase in the operating losses of Antenna TV, Daphne, Blues Hall and Antenna Radio, partially offset by a decrease in operating losses of Antenna Internet and Nova Bulgaria.

LIQUIDITY AND CAPITAL RESOURCES

         We have historically funded our operations, expenditures for programming, working capital requirements and capital expenditures principally through a combination of equity contributions, indebtedness and cash flow from operations.

1.       FUTURE COMMITMENTS AND FUNDING SOURCES

         At September 30, 2002, our contractual cash commitments, with initial or remaining terms, are as follows (all amounts in thousands of euro):

------------------------------------------------------------------------------------------------------------------
                                                          PAYMENTS DUE BY PERIOD
------------------------------------------------------------------------------------------------------------------
                                    01/10/2002-   01/10/2003-  01/10/2004-  01/10/2005-   01/10/2006-
CONTRACTUAL OBLIGATIONS    TOTAL    30/09/2003-   30/09/2004-  30/09/2005   30/09/2006    30/09/2007    THEREAFTER
------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT (1)           225,321       504          12         13           15               16      224,761
------------------------------------------------------------------------------------------------------------------
CAPITAL LEASE OBLIGATIONS      3,152       840         960        623          563              166           --
------------------------------------------------------------------------------------------------------------------
OPERATING LEASES              13,589     4,164       3,251      2,763        2,723              688           --
------------------------------------------------------------------------------------------------------------------
OTHER LONG-TERM
   OBLIGATIONS (2)             2,585        --         359        359          161               --        1,706
------------------------------------------------------------------------------------------------------------------
TOTAL CONTRACTUAL
   CASH OBLIGATIONS          244,647     5,508       4,582      3,758        3,462              870      226,467
------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
                                    01/10/2002-   01/10/2003-  01/10/2004-  01/10/2005-   01/10/2006-
CONTRACTUAL OBLIGATIONS    TOTAL    30/09/2003-   30/09/2004-  30/09/2005   30/09/2006    30/09/2007    THEREAFTER
------------------------------------------------------------------------------------------------------------------
UTILIZED LINES
   OF CREDIT (3)            17,151     17,151           --           --          --             --          --
------------------------------------------------------------------------------------------------------------------
LETTERS OF GUARANTEE        20,575     13,076        4,799        2,700          --             --          --
------------------------------------------------------------------------------------------------------------------
OTHER COMMITMENTS           21,763         --        5,061        5,314       5,568          5,820          --
------------------------------------------------------------------------------------------------------------------
TOTAL COMMERCIAL
   COMMITMENTS              59,489     30,227        9,860        8,014       5,568          5,820          --
------------------------------------------------------------------------------------------------------------------

(1) Long-term debt is comprised of our senior notes and long-term indebtedness. Our US dollar-denominated senior notes due 2007 are redeemable, in whole or in part, at our option at any time on or after August 12, 2002. Our euro-denominated senior notes due 2008 are redeemable, in whole or in part at our option at any time on or after June 11, 2005. The above payment schedule does not give effect to the repurchases of our senior notes from time to time.

(2) Other long-term obligations represent payables to related parties, employee retirement benefits and long-term provision.

(3)      Revolving credit.

         As of September 30, 2002, we had approximately (euro)228.5 million ($225.7 million) of long-term debt (which includes the current portion of long-term debt of (euro)0.5 million and the current portion of capital lease obligation of (euro) 0.8 million). This debt primarily consists of our senior notes due 2007 and our senior notes due 2008, and, to a lesser extent, (euro)3.2 million ($3.2 million) of long-term obligations under capital leases (including the current portion), (euro)0.5 million ($0.5 million) of long-term debt of Daphne, which was converted from short-term borrowings into long-term debt (including the current portion of long-term debt of (euro)0.5 million in 2002), and (euro)0.1 million ($0.1 million) of long-term debt of Blues Hall.

         As of September 30, 2002, we had approximately (euro)17.2 million ($17.0 million) of bank overdrafts and short-term borrowings. Bank overdrafts and short-term borrowings primarily consisted of Daphne borrowings of (euro)15.5 million ($15.3 million) dominated in euro. It also included short-term borrowings of (euro)1.7 million ($1.7 million) of debt under a revolving facility assumed as part of the acquisition of Antenna Radio dominated in yen and euro. We had unused bank lines at September 30, 2002 of (euro)40.0 million ($39.5 million), of which Antenna TV had unused bank lines at September 30, 2002 of (euro)27.9 million ($27.6 million).

         Our principal use of funds are payments for programming (which includes cash expenditures for programming aired during the period plus cash expenditures for programming to be aired in the future), which expenditures totaled
(euro)36.2 million ($35.8 million) in the nine months ended September 30, 2001 and (euro)36.9 million ($36.5 million) in the nine months ended September 30, 2002.

         OPERATING ACTIVITIES. Net cash used in operating activities was
(euro)29.2 million ($28.8 million) in the nine months ended September 30, 2001, compared to (euro) 12.6 million ($12.4 million) in nine months ended September 30, 2002. This improvement of (euro)16.6 million ($16.4 million) in operating cash flow is primarily due to improved cash collections.

         INVESTING ACTIVITIES. Net cash used in investing activities was
(euro)6.7 million ($6.6 million) in the nine months ended September 30, 2001, and (euro)2.6 million ($2.6 million) in the nine months ended September 30, 2002, reflecting the purchase of fixed assets such as computer hardware, software and digital equipment.

         FINANCING ACTIVITIES. Net cash provided by financing activities was
(euro)108.6 million ($107.3 million) in the nine months ended September 30, 2001 compared to cash used by financing activities of (euro) 3.5 million ($3.5 million) in the nine months ended September 30, 2002. The decrease in funds provided by financing activities in 2002 principally reflects the fact that in 2001 we raised the proceeds from our euro denominated senior notes due 2008.

CRITICAL ACCOUNTING PRINCIPLES AND ESTIMATES

         In response to SEC Release No. 33-8040 "Cautionary Advice Regarding Disclosures about Critical Accounting Policies and No. 33-8056 "Commission Statement about Management's Discussion and Analysis of Financial Condition and Results of Operations", we have identified the following critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements. The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and judgments that affect our reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to asset impairment, ultimate recoverability of programming costs and artist and author advances, allowance for doubtful accounts, contingencies and litigation, including tax contingencies deferred tax assets, and other-than-temporary declines in marketable equity securities. We state these accounting policies in the notes to our consolidated financial statements and at relevant sections in this discussion and analysis. These estimates are based on the information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

         We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

         We have recorded goodwill and intangibles resulting from our acquisitions completed in the past three years. Through December 31, 2001, goodwill and intangibles have been amortized on a straight-line basis over their respective lives. On January 1, 2002, we adopted SFAS No. 142, where we ceased amortizing goodwill and performed an impairment analysis to assess the recoverability of goodwill. During the first quarter, we completed our initial impairment review, which indicated that there was an impairment loss resulting from the initial application of SFAS No. 142. The impairment loss amounting to
(euro)953 thousand ($942 thousand), net of tax has been recorded as a cumulative effect of a change in accounting principle.

         We follow Statement of Position 00-2 "Accounting by Producers or Distributors of Films" (SOP 00-2). Under SOP 00-2, production costs are amortized in the same ratio that current period actual revenue bears to estimated ultimate revenue to be generated from the exploitation, exhibition, and sale of program, and sale of future advertising revenue. To the extent such estimates are revised, the amortization of the programming costs is adjusted accordingly, and it may have a significant impact on our results of operations. We currently amortize our programming rights over a weighted average life of approximately two and one-half years. If the weighted average life is reduced by half a year, then our amortization of programming costs would increase by approximately 15%.

         We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our advertisers to make required payments, which results in bad debt expense. We determine the adequacy of this allowance by continually evaluating individual advertiser receivables, considering the advertisers' financial condition, credit history and current economic conditions. As a result of the current economic environment, we have extended the payment and credit terms for certain of our advertisers. If the financial condition of our advertisers were to deteriorate further, resulting in an impairment of their ability to make payments, additional allowances may be required. We have recorded in the balance sheet a long term receivable from a related party, which has been discounted, taking into consideration the expected repayment terms. Should payments take longer, then the net realizable value of the account receivable is impacted by the timing of payments.

         We are subject to various claims and litigation in the ordinary course of our business. We have accrued management's best estimate of our probable liability in respects of such claims. Although we are currently not aware of any such pending or threatened litigation that we believe is reasonably likely to have a material adverse affect on us, if we became aware of such assessments, we will evaluate the probability of an adverse outcome and provide accruals for such contingencies as necessary.

         In Greece, amounts reported to the tax authorities are provisional until such time as the books and records of the entity are inspected by the tax authorities. Greek tax laws and related regulations are subject to interpretation by the tax authorities. We have been audited by the tax authorities up to 2000. For the years 1993 to 1994 the tax audit has been concluded and the additional taxes payable are in the process of being finalized with the tax authorities. For the years 1995 to 2000, the tax audit has been concluded and the taxes assessed did not have a material adverse impact on the company's results of operations for 2002 as they had already been provided in prior years. The majority of our subsidiaries have been audited by the tax authorities up to 1999 or 2000. The ultimate outcome of additional tax assessments may vary from the amounts accrued, but management believes that any additional tax liability over and above the amount accrued would not have a material adverse impact on the Company's financial position.

         We have recorded a valuation allowance against the net deferred tax assets, which are not expected to fully reverse before their expiration and relate to the start up operating losses of Antenna Internet and Nova Television. Although we believe that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the net deferred tax assets, if we became aware of indications that the results of future operations may not generate sufficient taxable income, we will evaluate the probability and provide for an additional allowance which would negatively impact our results of operations.

         In 2000, we purchased shares of Euroholdings Capital & Investment Corp. (previously known as Athenian Capital Holdings S.A.) for an aggregate purchase price of (euro)45.6 million ($44.9 million). Due to a general decline in prices on the Athens Stock Exchange, the value of our investment was impacted and we determined that an other-than-temporary loss resulted and write-downs of
(euro)37.4 million ($36.9 million) and (euro)4.8 million ($4.7 million) were recorded in the consolidated statement of operations for the year ended December 31, 2001 and the nine months period ended September 30, 2002 under the caption other expenses net, respectively. To the extent that the fair value is impacted by future declines in prices on the Athens Stock Exchange, and our investment cost, as written down, is less than fair value for an extended period of time, any resulting additional unrealized losses, will be recorded in the consolidated statement of operations for the applicable periods.

OFF-BALANCE SHEET ARRANGEMENTS

         We have no off-balance sheet arrangements.

INFLATION

         Although the Greek economy has long been subject to both high levels of inflation and the effects of the Greek government's measures to curb inflation such as high real interest rates, we do not believe inflation has had a material effect on our business for the periods presented. Greece experienced average annual rates of inflation of 8.2% during 1996, 5.6% during 1997, 4.8% during 1998, 2.6% during 1999, 3.2 % during 2000 and 3.5 % during 2001.

RECENT ACCOUNTING PRONOUNCEMENTS

         SFAS NO. 145

         See Note 1 to our consolidated financial statements.

         BUSINESS COMBINATIONS AND GOODWILL AND OTHER INTANGIBLE ASSETS

         See Note 1 to our consolidated financial statements.

         ASSET IMPAIRMENT AND DISPOSAL ISSUES

         In August 2001, the FASB issued Statement No 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS, effective for fiscal years beginning after June 15, 2002. Initial application of this statement shall be as at the beginning of an entity's fiscal year. This statement applies to legal obligations associated with other-than-temporary removal of a tangible long-lived asset from services. This Statement does not apply to obligations that arise solely from a plan to dispose of a long-lived asset as that phrase used in paragraph 15 of FASB Statement 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF.

         Upon initial application of this Statement, an entity shall recognize the following items in its statement of financial position: (a) a liability for any existing asset retirement obligations adjusted for cumulative accretion to the date of adoption of this Statement, (b) an asset retirement cost capitalized as an increase to the carrying amount of the associated long-lived asset, and
(c) accumulated depreciation on that capitalized cost. Amounts resulting from initial application of this Statement shall be measured using current (that is, as of the date of adoption of this Statement) information, current assumptions, and current interest rates. The amount recognized as an asset retirement cost shall be measured as of the date the asset retirement obligation was incurred. Cumulative accretion and accumulated depreciation shall be measured for the time period from the date the liability would have been recognized had the provisions of this Statement been in effect to the date of adoption of this Statement.

         An entity shall recognize the cumulative effect of initially applying this Statement as a change in accounting principle. The adoption of this standard did not have a material impact on our consolidated financial statements for the nine months ended September 30, 2002.

         ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS

         In September 2001, FASB issued Statement No 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS, that replaces FASB Statement No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS TO BE DISPOSED OF. The primary objectives were to develop one accounting model, based on the framework established in SFAS No. 121, for long-lived assets to be disposed of by sale and to address significant implementation issues.

         The accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations, and replaces the provisions of APB Opinion No. 30, REPORTING RESULTS OF OPERATIONS - REPORTING THE EFFECTS OF DISPOSAL OF A SEGMENT OF A BUSINESS, for the disposal of segments of a business. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred.

         SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The new reporting requirements for discontinued operations will allow an entity to more clearly communicate in the financial statements a change in its business that results from a decision to dispose of operations and, thus, provide users with information needed to better focus on the ongoing activities of the entity. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001, and, generally, are to be applied prospectively. The adoption of this standard did not have a material impact on the consolidated financial statements for the nine months ended September 30, 2002.

         ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES.

         In June 2002, the FASB issued Statement No. 146, ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES. SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3., "LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFITS AND OTHER COSTS TO EXIT AN ACTIVITY (INCLUDING CERTAIN COSTS INCURRED IN A RESTRUCTURING)".

         SFAS No. 146 applies to costs associated with an exit activity that does not involve an entity newly acquired in a business combination or with a disposal activity covered by SFAS No. 144 ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LOVED ASSETS. Those costs include, but are not limited to: termination benefits provided to current employees that are involuntarily terminated under the terms of a benefit arrangement that, in substance, is not an ongoing benefit arrangement or an individual deferred compensation contract; costs to terminate a contract that is not a capital lease; costs to consolidate facilities or relocate employees. SFAS No. 146 does not apply to costs associated with the retirement of long lived assets covered by FASB Statement No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS.

         Generally a liability for exit or disposal activity costs shall be recognized and measured at its fair value in the period in which the liability is incurred (except for a liability for one-time termination benefits that is incurred over time). In the unusual circumstances in which fair value cannot be reasonably estimated, the liability shall be recognized in the period in which the fair value can be reasonably estimated.

         The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. Early application is encouraged and previously issued financial statements shall not be restated.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

FOREIGN EXCHANGE RISK MANAGEMENT

         Since January 1, 2002, our functional currency is the euro. Prior to that date, our functional currency was the drachma. However, certain of our revenue, operating costs and expenses are denominated in foreign currencies. Transactions involving other currencies are converted into euro using the exchange rates in effect at the time of the transactions. Assets and liabilities denominated in other currencies are stated at the euro equivalent using exchange rates in effect at period-end. Non-euro denominated revenue, principally from licensing and distribution of programming outside Greece, accounted for
(euro)5.5 million ($5.4 million) or 4.9% of total net revenue in the nine months ended September 30, 2002 and (euro)5 million ($4.9 million), or 4.5%, of total net revenue in the nine months ended September 30, 2001. Our non-euro denominated operating costs, principally foreign-produced programming invoiced in U.S. dollars, accounted for 4.2% of total net revenue in the nine months ended September 30, 2002. Non-euro denominated indebtedness (primarily U.S. dollars) totaled (euro)78.4 million ($77.5 million) at the nine months ended September 30, 2002. Gains and losses resulting from exchange rate fluctuations are reflected in the statements of operations.

         Historically, advertising in most forms of media has been correlated to general economic conditions. Since substantially all of our operations are conducted in Greece, our operating results will depend to a certain extent on the prevailing economic conditions in Greece. In addition, a significant proportion of our revenue is in euro. We expect to increase modestly the level of non-euro denominated revenue as result of our strategy of increasing our sales of programming to Greek-speaking audiences residing outside Greece and to other markets.

         At times, we may hedge elements of our currency exposure through use of derivative instruments such as forward exchange agreements and currency options, though we might also consider interest rate swaps. We are continuously evaluating alternatives for future hedging opportunities. Derivatives involve, to varying degrees, market exposure and credit risk. Market exposure means that changes in interest rates or currency exchange rates cause the value of financial instruments to decrease or increase or its obligations to be more or less costly to settle. When used for risk management purposes, any gains or losses on the derivatives will offset losses or gains on the asset, liability or transaction being hedged.

         We have experienced net foreign exchange losses in the past, and we could experience them in the future if foreign exchange rates shift in excess of the risk covered by hedging arrangements. Credit risk will arise if a counter party fails to perform its obligations. We intend to minimize credit risk by entering into contracts only with highly credit rated counter parties and through internal limits and monitoring procedures.

         We record financial instruments to which we are a party in the balance sheet at fair value.

         The table(s) below present(s) the principal, cash flows and related weighted average interest rates by expected maturity date of our indebtedness that may be sensitive to foreign currency exchange rate fluctuations:

                                                                              SEPTEMBER 30, 2002
                                                                              ------------------
FINANCIAL INSTRUMENT                                          MATURITY (2007)           FAIR VALUE
--------------------                                          ---------------           ----------
                                                                (EURO)         ($)        (EURO)          ($)
                                                                                (IN MILLIONS)
Senior notes due 2007 ($76.3 million)................            77.2         76.3         54.1             53.4

Average interest rate................................                   9.7%                      --

         The average interest rate represents the stated interest rate of 9% plus amortization of deferred issuance costs.

                                                                              SEPTEMBER 30, 2002
                                                                              ------------------
FINANCIAL INSTRUMENT                                          MATURITY (2008)           FAIR VALUE
--------------------                                          ---------------           ----------
                                                                (EURO)        ($)          (EURO)      ($)
                                                                                (IN MILLIONS)
New notes (Euro 147.5 million).......................            147.5        145.7         94.4       93.3

Average interest rate................................                  10.2%                      --

         The average interest rate represents the stated interest rate of 9.0 % of senior notes due 2007 in dollars and 9.75% of senior notes due 2008 in euro, plus amortization of deferred issuance costs.


INTEREST RATE RISK MANAGEMENT

         We manage interest rate risk by financing non-current assets and a portion of current assets with equity, long-term liabilities and long-term debt with fixed interest rates.

         The table(s) below present(s) the principal, cash flows and related weighted average interest rates by expected maturity date of our indebtedness that may be sensitive to interest rate fluctuations:

                                                                              SEPTEMBER 30, 2002
                                                                              ------------------
FINANCIAL INSTRUMENT                                          MATURITY (2007)           FAIR VALUE
--------------------                                          ---------------           ----------
                                                                (EURO)        ($)          (EURO)          ($)
                                                                                (IN MILLIONS)
Senior notes due 2007 ($76.3 million)................            77.2         76.3         54.1             53.4

Average interest rate................................                   9.7%                      --

         The average interest rate for the represents the stated interest rate of 9% plus amortization of deferred issuance costs.

                                                                              SEPTEMBER 30, 2002
                                                                              ------------------
FINANCIAL INSTRUMENT                                          MATURITY (2008)           FAIR VALUE
--------------------                                          ---------------           ----------
                                                                 (EURO)       ($)          (EURO)          ($)
                                                                                (IN MILLIONS)
New notes (Euro 147.5 million).......................            147.5        145.7         94.4       93.3

Average interest rate................................                  10.2%                      --

         The average interest rate represents the stated interest rate of 9.0 % of senior notes due 2007 in dollars and 9.75% of senior notes due 2008 in euro, plus amortization of deferred issuance costs.

OTHER INFORMATION

ITEM 4.  OTHER INFORMATION

RECENT DEVELOPMENTS

         On October 1, 2002, we announced that we had been informed by our Chairman, Mr. Minos Kyriakou, that companies controlled by members of the Kyriakou family intended to make a tender offer for all of our ordinary shares and America Depository shares not already owned by members of the Kyriakou family. The offer is intended to be a "going private" transaction and is expected to be followed by the delisting of our ADSs from The Nasdaq National Market and the London Stock Exchange.

FORWARD-LOOKING STATEMENTS

         In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), we are hereby providing cautionary statements identifying important factors that could cause our actual results to differ materially from those projected in forward-looking statements (as such term is defined in the Reform Act) made in this Quarterly Report. Any statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of the words or phrases such as "will likely result," "are expected to," "will continue," "is anticipated," "estimated," "intends," "plans," "projection" and "outlook") are not historical facts and may be forward-looking and, accordingly, such statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Quarterly Report and in our Annual Report on Form 20-F for the fiscal year ended December 31, 2001. Among the key factors that have a direct bearing on our results of operations are changes in economic cycles and general economic uncertainty, our ability to successfully implement our growth and operating strategies; competition from other broadcast companies and media; fluctuation of exchange rates; and changes in the laws and government regulations applicable to us or the interpretation or enforcement thereof. These and other factors are discussed herein under "Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Quarterly Report.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                   ANTENNA TV S.A.
                                   (Registrant)


                                   By:  /s/ Nikolaos Angelopoulos
                                        ---------------------------------------
                                        Name:   Nikolaos Angelopoulos
                                        Title:  Chief Financial Officer


Dated: November 4, 2002



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